CONFIDENTIAL

No. 7553802

THE COMPANIES ACT 2006

PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of

Allied Gold Mining plc

(As adopted by Special Resolution passed on 25 May 2011)

Contents

No. 7553802

THE COMPANIES ACT 2006

PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of

Allied Gold Mining plc

(As adopted by Special Resolution passed on 25 May 2011)

PRELIMINARY

1 Table A and Model Articles not to apply

No regulations set out in any statute or in any statutory instrument or other subordinate legislation concerning companies (including the regulations in Table A of The Companies (Tables A to F) Regulations 1985 as amended and any model articles prescribed under the Companies Act 2006) shall apply as the regulations or articles of the Company, but the following shall be the Articles of Association of the Company.

2 Interpretation

2.1 In these Articles, unless the context otherwise requires, the following expressions have the following meanings:

£ means pounds sterling, the lawful currency of the United Kingdom

address includes a number or address used for the purposes of sending or receiving documents or information by electronic means

these Articles means these Articles of Association as originally adopted as the same may be amended from time to time (and **Article** means one of these Articles)

Auditors means the auditors for the time being of the Company or, in the case of joint auditors, all or any one of them

authenticated has the meaning given in the Companies Acts[1]

Board means the board of Directors for the time being of the Company or the Directors present or deemed to be present at a duly convened meeting of the board of Directors at which a quorum is present

CA 2006 means the Companies Act 2006

---

[1] Section 1146 CA 2006.

cash memorandum account means an account so designated by the Operator of the relevant system

Chairman means the chairman (if any) of the Board or, where the context requires, the chairman of a general meeting of the Company

clear days means (in relation to the period of a notice) that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect

Companies Acts means CA 2006 and, where the context requires, every other statute from time to time in force concerning companies and affecting the Company

Company means Allied Gold Mining plc

Depositary means a custodian or other person (or a nominee for such custodian or other person) appointed under contractual arrangements with the Company or other arrangements approved by the Board whereby such custodian or other person or nominee holds or is interested in shares of the Company or rights or interests in shares of the Company and issues securities or other documents of title or otherwise evidencing the entitlement of the holder thereof to or to receive such shares, rights or interests, and shall include, where approved by the Board, the trustees (acting in their capacity as such) of any employees' share scheme established by the Company or any other scheme or arrangement principally for the benefit of employees or those in the service of the Company and/or its subsidiaries or their respective businesses and the managers (acting in their capacity as such) of any investment or savings plan, which, in each case, the Board has approved

Director means a director for the time being of the Company and includes any person appointed by him as his alternate director but only while acting as such

Disclosure and Transparency Rules means the Disclosure and Transparency Rules made by the UKLA as the same may be amended from time to time

electronic form and **electronic means** have the meanings given to them in the Companies Acts[2]

execution includes any mode of execution (and **executed** shall be construed accordingly)

FSMA means the Financial Services and Markets Act 2000

general meeting means a meeting of shareholders which is an annual general meeting or any other general meeting

holder means (in relation to any share) the member whose name is entered in the Register as the holder or, where the context permits, the members whose names are entered in the Register as the joint holders of that share

London Stock Exchange means London Stock Exchange plc or other principal stock exchange in the United Kingdom for the time being

member means a member of the Company or, where the context requires, a member of the Board or of any committee

Office means the registered office for the time being of the Company

Operator means Euroclear UK & Ireland Limited or such other person as may for the time being be approved by HM Treasury as Operator under the Regulations

paid up means paid up or credited as paid up

---

2 Section 1168 CA 2006.

participating security means a security title to units of which are permitted by the Operator to be transferred by means of a relevant system

recognised clearing house means a clearing house granted recognition as such under FSMA

recognised investment exchange means an investment exchange granted recognition as such under FSMA

recognised person means a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange which is designated as mentioned in the Companies Acts[3]

Register means the register of members of the Company to be kept pursuant to the Companies Acts[4] or, as the case may be, any overseas branch register kept pursuant to Article 108 *(Overseas registers)*

Regulations means The Uncertificated Securities Regulations 2001 (SI 2001 No 3755) as the same have been[5] or may be amended from time to time and any provisions of or under the Companies Acts which supplement or replace such Regulations

relevant system means the computer-based system and procedures which enable title to units of a security to be evidenced and transferred without a written instrument pursuant to the Regulations

Seal means the common seal of the Company or any official or securities seal that the Company may be permitted to have under the Companies Acts[6]

Secretary means the secretary for the time being of the Company or any other person appointed to perform any of the duties of the secretary of the Company including (subject to the provisions of the Companies Acts[7]) a joint, temporary, assistant or deputy secretary

share means a share of the Company

subsidiary and **holding company** have the meanings given in section 1159 CA 2006 and in interpreting section 1159 for the purposes of these Articles, a company is to be treated as the holding company of another company or as a member of a subsidiary even if its shares in the other company are registered in the name of (i) a nominee, or (ii) any party holding security over those shares, or that secured party's nominee

treasury shares means those shares held by the Company in treasury in accordance with section 724 of the CA 2006;

UKLA means the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI FSMA

United Kingdom means Great Britain and Northern Ireland

US$ means United States dollars, the lawful currency of the United States of America

working day has the meaning given to it in the Companies Acts[8]

writing or **written** means printing, typewriting, lithography, photography and any other mode or modes of representing or reproducing words in a legible and non-transitory form, whether sent or supplied in electronic form or otherwise.

---

3 Section 778 CA 2006.

4 Section 113 CA 2006.

5 The Regulations were amended with effect from 1 October 2009 by The Companies Act 2006 (Consequential Amendments) (Uncertificated Securities) Order 2009 (SI2009/1889).

6 Section 45 CA 2006.

7 Section 274 CA 2006.

8 Section 1173 CA 2006.

2.2 In these Articles, unless the context otherwise requires:

(a) words in the singular include the plural, and vice versa;

(b) words importing the masculine gender include every gender;

(c) a reference to a person includes a body corporate and an unincorporated body of persons;

(d) a reference to a Director being **appointed** includes a Director being elected and **appointment** of a Director shall be construed accordingly;

(e) a reference to an uncertificated share or to a share (or to a holding of shares) being in uncertificated form is to that share being an uncertificated unit of a security which, for the time being, is a participating security, and a reference to a certificated share or to a share being in certificated form is to that share being a unit of a security which is not an uncertificated unit;

(f) a reference to any statute or statutory provision includes any orders, regulations or other subordinate legislation made under it and any statutory modification or re-enactment of it for the time being in force; and

(g) any reference to a show of hands includes such other methods of casting votes as the Board may from time to time approve;

(h) words or expressions defined in the CA 2006 shall have the meaning given to them in that Act.

2.3 The headings are inserted for convenience only and shall not affect the construction of these Articles.

2.4 The footnotes do not form part of these Articles and are only included so as to give statutory references and other guidance.

3 Limited liability

The liability of the members is limited to the amount, if any, unpaid on their shares.

SHARE CAPITAL

4 Share rights

Subject to the provisions of the Companies Acts[9] and to any rights for the time being attached to any existing shares, any shares may be allotted or issued with, or have attached to them, such preferred, deferred or other rights or restrictions, whether in regard to dividend, voting, transfer, return of capital or otherwise, as the Company may from time to time by ordinary resolution determine or, if no such resolution has been passed or so far as the resolution does not make specific provision, as the Board may determine.

5 Allotment

5.1 Subject to the provisions of the Companies Acts[10] and to any relevant authority of the Company required by the Companies Acts, the Board may allot (with or without conferring rights of renunciation), grant options over, offer or otherwise deal with or dispose of any new shares or rights to subscribe for or convert any security into shares, to such persons (including the Directors themselves), at such times and generally on such terms and conditions as the Board may decide, provided that no share shall be issued at a discount to its nominal value.

---

[9] Sections 549-609 CA 2006.
[10] Sections 549-609 CA 2006.

5.2 The Board may, at any time after the allotment of any share but before any person has been entered in the Register as the holder, recognise a renunciation thereof by the allottee in favour of some other person and accord to any allottee of a share a right to effect such renunciation and/or allow the rights represented thereby to be one or more participating securities, in each case upon and subject to such terms and conditions as the Board may think fit to impose.

6 Redeemable shares

Subject to the provisions of the Companies Acts[11] and to any special rights for the time being attached to any existing shares, any share may be issued which is, or at the option of the Company or of the holder of such share is liable, to be redeemed on such terms and conditions and in such manner as these Articles may provide or the Directors may determine before the shares are allotted.

7 Share warrants to bearer

7.1 The Company may, with respect to any fully paid shares, issue a warrant under seal, or in such a manner as the Board may authorise (a **share warrant**) stating that the bearer of the share warrant is entitled to the shares specified in it and may provide (by coupons or otherwise) for the payment of future dividends on the shares included in a share warrant.

7.2 The powers referred to in Article 7.1 may be exercised by the Board, which may determine and vary the conditions on which share warrants shall be issued, and in particular on which:

(a) a new share warrant or coupon will be issued in the place of one damaged, defaced, worn out or lost (provided that no new share warrant shall be issued to replace one that has been lost unless the Board is satisfied beyond reasonable doubt that the original has been destroyed);

(b) the bearer of a share warrant shall be entitled to receive notice of and to attend, vote and demand a poll at general meetings;

(c) dividends will be paid; and

(d) a share warrant may be surrendered and the name of the holder entered in the Register in respect of the shares specified in it.

7.3 Subject to such conditions and to these Articles, the bearer of a share warrant shall be deemed to be a member for all purposes. The bearer of a share warrant shall be subject to the conditions for the time being in force and applicable to it, whether made before or after the issue of such share warrant.

8 Commission and brokerage

The Company may, in connection with the issue of any shares, exercise all powers of paying commission and brokerage conferred or permitted by the Companies Acts[12]. Subject to the provisions of the Companies Acts[13], any such commission or brokerage may be satisfied by the payment of cash, the allotment of fully or partly paid shares, the grant of an option to call for an allotment of shares or any combination of such methods.

9 Trusts not to be recognised

Except as otherwise expressly provided by these Articles, as required by law or as ordered by a court of competent jurisdiction, the Company shall not recognise any person as holding any share on any trust, and the Company shall not be bound by or required in any way to recognise

---

11 Section 684 CA 2006.
12 Section 552 and 553 CA 2006
13 Section 552 and 553 CA 2006.

(even when having notice of it) any equitable, contingent, future, partial or other claim to or interest in any shares other than an absolute right of the holder to the whole of the share.

10 Certificated and uncertificated shares

10.1 Notwithstanding anything in these Articles to the contrary, any shares may be issued, held, registered, converted to, transferred or otherwise dealt with in certificated or in uncertificated form and converted from uncertificated form to certificated form in accordance with the Regulations and practices instituted by the Operator of the relevant system. The provisions of these Articles shall not apply to any uncertificated shares to the extent that such provisions are inconsistent with:

(a) the holding of shares in uncertificated form;

(b) the transfer of title to shares by means of the relevant system; or

(c) any provision of the Regulations.

10.2 Without prejudice to the generality and effectiveness of the foregoing:

(a) references in these Articles to a requirement on any person to execute or deliver an instrument of transfer or certificate or other document shall, in the case of uncertificated shares, be treated as references to a requirement to comply with any relevant requirements of the relevant system and any relevant arrangements or regulations which the Board may make from time to time pursuant to Article 10.2(d);

(b) the Company shall enter on the Register the number of shares which are held by each member in uncertificated form and in certificated form and shall, in the case of uncertificated shares, maintain the Register in each case as is required by the Regulations and the relevant system and, unless the Board otherwise determines, holdings of the same holder or joint holders of shares in certificated form and in uncertificated form shall be treated as separate holdings but where such holdings are in the same form, they shall be treated as a single holding;

(c) a class of share shall not be treated as two classes by virtue only of that class comprising both certificated shares and uncertificated shares or as a result of any provision of these Articles or the Regulations which applies only in respect of certificated shares or uncertificated shares;

(d) the Board may make such arrangements or regulations (if any) as it may from time to time in its absolute discretion think fit in relation to the evidencing and transfer of uncertificated shares and otherwise for the purpose of implementing and/or supplementing the provisions of these Articles in relation to uncertificated shares and the Regulations and the facilities and requirements of the relevant system and such arrangements and regulations (as the case may be) shall have the same effect as if set out in these Articles;

(e) the Board may utilise the relevant system to the fullest extent available from time to time in the exercise of the Company's powers or functions under the Companies Acts or these Articles or otherwise in effecting any actions; and

(f) the Board may resolve that a class of shares is to become a participating security and may at any time determine that a class of shares shall cease to be a participating security.

10.3 Where any class of shares is a participating security and the Company is entitled under any provisions of the Companies Acts or the rules made and practices instituted by the Operator of any relevant system or under these Articles to dispose of, forfeit, enforce a lien or sell or otherwise procure the sale of any shares which are held in uncertificated form, such entitlement (to the extent permitted by the Regulations and the rules made and practices instituted by the

Operator of the relevant system and subject to the arrangements and regulations referred to in Article 10.2(d)) shall include the right to:

(a) request or require the deletion of any computer-based entries in the relevant system relating to the holding of such shares in uncertificated form; and/or

(b) require any holder of any uncertificated shares which are the subject of any exercise by the Company of any such entitlement, by notice in writing to the holder concerned, to change his holding of such uncertificated shares into certificated form within such period as may be specified in the notice, prior to completion of any disposal, sale or transfer of such shares, or direct the holder to take such steps (by instructions given by means of the relevant system or otherwise) as may be necessary to dispose of, sell or transfer such shares; and/or

(c) appoint any person to take such other steps (by instructions given by means of the relevant system or otherwise) in the name of the holder of such shares as may be required to effect a transfer of such shares and such steps shall be as effective as if they had been taken by the registered holder of the uncertificated shares concerned; and/or

(d) transfer any uncertificated shares which are the subject of any exercise by the Company of any such entitlement by entering the name of the transferee in the Register in respect of that share as a transferred share; and/or

(e) otherwise rectify or change the Register in respect of that share in such manner as may be appropriate; and

(f) take such other action as may be necessary to enable those shares to be registered in the name of the person to whom the shares have been disposed of, sold or transferred or as directed by him.

10.4 The Company shall be entitled to assume that the entries on any record of securities maintained by it in accordance with the Regulations and regularly reconciled with the relevant Operator register of securities are a complete and accurate reproduction of the particulars entered in the Operator register of securities and shall accordingly not be liable in respect of any act or thing done or omitted to be done by or on behalf of the Company in reliance on such assumptions. In particular, any provision of these Articles which requires or envisages that action will be taken in reliance on information contained in the Register shall be construed so as to permit that action to be taken in reliance on information contained in any relevant record of securities (as so maintained and reconciled).

SHARE CERTIFICATES

11 Right to certificates

11.1 On becoming the holder of any share in certificated form, every person (except a recognised person in respect of whom the Company is not by law required to complete and have ready for delivery a certificate) shall be entitled, without charge, to have issued within two months after allotment or lodgement of a transfer (unless the terms of issue of the shares provide otherwise) one certificate for all of the shares of that class registered in his name. Such certificate shall specify the number and class of the shares in respect of which it is issued and the amount or respective amounts paid up thereon and shall be issued as provided in Article 128 *(Application of Seal)*.

11.2 The Company shall not be bound to issue more than one certificate in respect of shares held jointly by two or more persons. Delivery of a certificate to the person first named on the Register shall be sufficient delivery to all joint holders.

11.3 Where a member (other than a recognised person) has transferred part only of the shares comprised in a certificate, he shall be entitled without charge to a certificate for the balance of

such shares. Where a member receives more shares of any class, he shall be entitled without charge to a certificate for the extra shares of that class.

11.4 No certificate representing shares of more than one class or in respect of shares held by a recognised person shall be issued.

11.5 This Article 11 does not apply to uncertificated shares.

11.6 A share certificate may be given to any member in accordance with the provisions of these Articles on notices.

12 Replacement certificates

12.1 Any two or more certificates representing shares of any one class held by any member may at his request be cancelled and a single new certificate for such shares issued in lieu without charge on surrender of the original certificates for cancellation.

12.2 If any member shall surrender for cancellation a share certificate representing shares held by him and request the Company to issue in lieu thereof two or more share certificates representing such shares in such proportions as he may specify, the Board may, if it thinks fit, comply with such request.

12.3 Share certificates may be renewed or replaced on such terms as to provision of evidence and indemnity (with or without security) and to payment of any exceptional out of pocket expenses, including those incurred by the Company in investigating such evidence and preparing such indemnity and security, as the Board may decide, and on surrender of the original certificate (where it is defaced, damaged or worn out), but without any further charge.

12.4 In the case of shares held jointly by several persons, any such request as is mentioned in this Article 12 may be made by any one of the joint holders.

12.5 This Article 12 does not apply to uncertificated shares.

LIEN ON SHARES

13 Lien on shares not fully paid

The Company shall have a first and paramount lien on each of its shares which is not fully paid, for all amounts payable to the Company (whether presently or not) in respect of that share to the extent and in the circumstances permitted by the Companies Acts[14]. The Board may waive any lien which has arisen and may resolve that any share shall for some limited period be exempt wholly or partially from the provisions of this Article.

14 Enforcement of lien by sale

The Board may sell all or any of the shares subject to any lien at such time or times and in such manner as it may determine. However, no sale shall be made until such time as any money in respect of which such lien exists is presently payable or the liability or engagement in respect of which such lien exists is liable to be presently fulfilled or discharged, and until notice in writing shall have been served on the holder or the person (if any) entitled by transmission to the shares, demanding the amount due or specifying the liability or engagement and demanding payment or fulfilment or discharge thereof and giving notice of intention to sell if default in payment, fulfilment or discharge shall continue for 14 clear days after service of such notice. For giving effect to any such sale, the Board may authorise some person to execute an instrument of transfer of the shares sold in the name and on behalf of the holder or the person (if any) entitled by transmission in favour of the purchaser or as the purchaser may direct. The purchaser shall not be bound to see to the application of any purchase consideration nor shall

[14] Section 670 CA 2006.

his title to the shares be affected by any act, omission, irregularity or invalidity relating to or connected with the proceedings in reference to the sale.

15 Application of proceeds of sale

The net proceeds of any sale of shares subject to any lien, after payment of the expenses of sale, shall be applied in or towards satisfaction of so much of the amount due to the Company or of the liability or engagement (as the case may be) as is presently payable or is liable to be presently fulfilled or discharged. The balance (if any) shall (on surrender to the Company for cancellation of the certificate for the shares sold, and subject to a like lien for any money not presently payable or any liability or engagement not liable to be presently fulfilled or discharged as existed on the shares before the sale) be paid (without interest) to the holder or the person (if any) entitled by transmission to the shares so sold.

CALLS ON SHARES

16 Calls

Subject to the terms of allotment of shares, the Board may from time to time make calls on the members in respect of any money unpaid on the shares of any class held by them respectively (whether in respect of nominal value or premium) and not payable on a date fixed by or in accordance with the terms of issue. A call may be required to be paid by instalments. Each member shall (subject to receiving at least 14 clear days' notice specifying when and where payment is to be made and whether or not by instalments) be liable to pay the amount of every call so made on him as required by the notice. A call shall be deemed to have been made at the time when the resolution of the Board authorising such call was passed or (as the case may require) any person to whom power has been delegated pursuant to these Articles serves notice of exercise of such power. A call may, before receipt by the Company of any sum due thereunder, be either revoked or postponed in whole or part as regards all or any such members as the Board may determine. A person on whom a call is made shall remain liable notwithstanding the subsequent transfer of the shares in respect of which the call was made.

17 Liability of joint holders

The joint holders of a share shall be jointly and severally liable for the payment of all calls in respect thereof.

18 Interest on calls

If the whole of the sum payable in respect of any call is not paid on or before the day appointed for payment, the person from whom it is due and payable shall pay all costs, charges and expenses that the Company may have incurred by reason of such non-payment, together with interest on the unpaid amount from the day appointed for payment thereof to the day of payment (both days inclusive) at the rate fixed by the terms of the allotment of the share or in the notice of the call or, if no rate is so fixed, at 15 per cent per annum (or such lower rate as the Board may determine). The Board may waive payment of such costs, charges, expenses or interest in whole or in part.

19 Rights of member when call unpaid

Unless the Board otherwise determines, no member shall be entitled to receive any dividend or to be present and vote at a general meeting or at any separate general meeting of the holders of any class of shares either in person or (save as proxy for another member) by proxy, or be reckoned in a quorum, or to exercise any other right or privilege as a member in respect of a share held by him unless and until he shall have paid all calls for the time being due and payable by him in respect of that share, whether alone or jointly with any other person, together with interest and expenses (if any) payable by such member to the Company.

20 Sums due on allotment treated as calls

Any sum payable in respect of a share on allotment or at any fixed date, whether in respect of the nominal value of the share or by way of premium or as an instalment of a call, shall for the purposes of these Articles be deemed to be a call duly made. If it is not paid, the provisions of these Articles shall apply as if such amount had become due and payable by virtue of a call.

21 Power to differentiate

The Board may make arrangements on the allotment or issue of shares for a difference as between the allottees or holders of such shares in the amount and time of payment of calls.

22 Payment in advance of calls

The Board may, if it thinks fit, receive from any member willing to advance the same all or any part of the moneys uncalled and unpaid on the shares held by him. Such payment in advance of calls shall extinguish pro tanto the liability on the shares in respect of which it is made. The Company may pay interest on the money paid in advance, or so much of it as exceeds the amount for the time being called up on the shares in respect of which such advance has been made, at such rate as the Board may decide. The Board may at any time repay the amount so advanced on giving to such member not less than three months' notice in writing of its intention to do so, unless before the expiration of such notice the amount so advanced shall have been called up on the shares in respect of which it was advanced.

FORFEITURE OF SHARES

23 Notice if call not paid

If any member fails to pay the whole of any call or any instalment of any call on or before the day appointed for payment, the Board may at any time serve a notice in writing on such member or on any person entitled to the shares by transmission, requiring payment, on a date not less than 14 clear days from the date of the notice, of the amount unpaid and any interest which may have accrued thereon and any costs, charges and expenses incurred by the Company by reason of such non-payment. The notice shall name the place where the payment is to be made and state that, if the notice is not complied with, the shares in respect of which such call was made will be liable to be forfeited.

24 Forfeiture for non-compliance

If the notice referred to in Article 23 is not complied with, any share in respect of which it was given may, at any time before the payment required by the notice has been made, be forfeited by a resolution of the Board to that effect which shall state the date of forfeiture. Such forfeiture shall include all dividends declared or other money payable in respect of the forfeited shares and not paid before the forfeiture.

25 Notice after forfeiture

When any share has been forfeited, notice of the forfeiture shall be served on the person who was before forfeiture the holder of the share or the person entitled to such share by transmission (as the case may be). An entry of such notice having been given and of the forfeiture with the date thereof shall forthwith be made in the Register in respect of such share. However, no forfeiture shall be invalidated by any omission to give such notice or to make such entry as aforesaid.

26 Forfeiture may be annulled

The Board may, at any time before any share so forfeited has been cancelled or sold, re-allotted or otherwise disposed of, annul the forfeiture, on the terms that payment shall be made of all

calls and interest due thereon and all expenses incurred in respect of the share and on such further terms (if any) as the Board shall see fit.

27 Surrender

The Board may accept a surrender of any share liable to be forfeited. In such case, references in these Articles to forfeiture shall include surrender.

28 Disposal of forfeited shares

Every share which is forfeited shall on forfeiture become the property of the Company. Subject to the provisions of the Companies Acts[15], any forfeited share may be sold, re-allotted or otherwise disposed of, either to the person who was the holder before forfeiture or otherwise entitled to the share, or to any other person, on such terms and in such manner as the Board shall determine. The Board may, for the purposes of the disposal, authorise some person to transfer the share in question and may enter the name of the transferee in respect of the transferred share in the Register, notwithstanding the absence of any share certificate being lodged in respect of the share and may issue a new certificate to the transferee. An instrument of transfer executed by that person shall be as effective as if it had been executed by (as the case may be) the holder (if any) of, or the person entitled by transmission to, the share. The Company may receive the consideration (if any) given for the share on its disposal.

29 Effect of forfeiture

A shareholder whose shares have been forfeited shall cease to be a member in respect of the shares forfeited and shall, in the case of a holder of certificated shares, surrender to the Company for cancellation the certificate for such shares. He shall nevertheless be liable to pay to the Company all calls made and not paid on such shares at the time of forfeiture, and interest thereon at 15 per cent per annum (or such lower rate as the Board may determine) from the date of the forfeiture to the date of payment (both dates inclusive), in the same manner in all respects as if the shares had not been forfeited, and to satisfy all (if any) claims, demands and liabilities which the Company might have enforced in respect of the shares at the time of forfeiture, without any reduction or allowance for the value of the shares at the time of forfeiture or for any consideration received on their disposal.

30 Extinction of claims

The forfeiture of a share shall involve the extinction at the time of forfeiture of all interest in and all claims and demands against the Company in respect of the share and all other rights and liabilities incidental to the share as between the holder if any whose share is forfeited or the person entitled by transmission to the forfeited share (as the case may be) and the Company, except only such of those rights and liabilities as are by these Articles expressly saved, or as are by the Companies Acts given or imposed in the case of past members.

31 Evidence of forfeiture

A statutory declaration by a Director or the Secretary that a share has been forfeited in pursuance of these Articles, and stating the date on which it was forfeited, shall, as against all persons claiming to be entitled to that share, be conclusive evidence of the facts therein stated. The declaration, together with the receipt by the Company for the consideration (if any) given for the share on the sale or disposition thereof and a certificate for the share delivered to the person to whom the same is sold or disposed of, shall (subject if necessary to the execution of an instrument of transfer) constitute a good title to the share. Subject to the execution of any necessary transfer, such person shall be registered as the holder of the share and shall be discharged from all calls made prior to such sale or disposition and shall not be bound to see to the application of any purchase consideration, nor shall his title to the share be affected by any act, omission, irregularity or invalidity relating to or connected with the proceedings in reference to the forfeiture or disposal of the share. Such person shall not (except by express agreement

15 Section 662 CA 2006.

with the Company) become entitled to any dividend which might have accrued on the share before the completion of the sale or disposition thereof.

DISCLOSURE OF INTERESTS

32 Failure to disclose interests in shares

32.1 Where a member, or any other person interested in shares held by that member, has been issued with a notice pursuant to the Companies Acts requiring such person to provide information about his interests in the Company's shares (a **Section 793 Notice**) and has failed in relation to any shares (the **default shares**, which expression includes any shares issued after the date of such notice in respect of those shares) to give the Company the information required within the prescribed period from the service of the notice, the following sanctions shall apply unless the Board otherwise determines:

(a) the member shall not be entitled (in respect of the default shares) to be present or to vote (either in person or by representative or by proxy) at any general meeting or at any separate meeting of the holders of any class of shares or on any poll, or to exercise any other right conferred by membership in relation to any such meeting or poll; and

(b) where the default shares represent at least 0.25 per cent in nominal value of the issued shares of their class (excluding any shares of that class held as treasury shares):

(i) any dividend or other money payable in respect of the shares shall be withheld by the Company, which shall not have any obligation to pay interest on it, and the member shall not be entitled to elect, pursuant to Article 140 *(Payment of scrip dividends)*, to receive shares instead of that dividend; and

(ii) no transfer (other than an excepted transfer) of any shares held by the member shall be registered unless:

(A) the member is not himself in default as regards supplying the information required; and

(B) the member proves to the satisfaction of the Board that no person in default as regards supplying such information is interested in any of the shares the subject of the transfer.

32.2 For the purposes of Article 32.1(b), the Board may only exercise its discretion not to register a transfer of shares in uncertificated form if permitted to do so by the Regulations, and it may determine to treat shares of a member in certificated and uncertificated form as separate holdings and apply the sanctions only to the former or to the latter or make different provisions for the former and the latter.

32.3 Where the sanctions under Article 32.1 apply in relation to any shares, they shall cease to have effect (and any dividends withheld under Article 32.1(b) shall become payable):

(a) if the shares are transferred by means of an excepted transfer but only in relation to the shares transferred; or

(b) at the end of a period of seven days (or such shorter period as the Board may determine) following receipt by the Company of the information required by the Section 793 Notice and the Board being satisfied that such information is full and complete.

32.4 Where, on the basis of information obtained from a member in respect of any share held by him, the Company issues a Section 793 Notice to any other person, it shall at the same time send a copy of the Section 793 Notice to the member, but the accidental omission to do so, or the non-receipt by the member of the copy, shall not invalidate or otherwise affect the application of Article 32.1.

32.5 Where default shares in which a person appears to be interested are held by a Depositary, the provisions of this Article 32 shall be treated as applying only to those shares held by the Depositary in which such person appears to be interested and not (insofar as such person's apparent interest is concerned) to any other shares held by the Depositary.

32.6 Where the member on which a Section 793 Notice is served is a Depositary acting in its capacity as such, the obligations of the Depositary as a member of the Company shall be limited to disclosing to the Company such information relating to any person appearing to be interested in the shares held by it as has been recorded by it pursuant to the arrangements under which it was appointed as a Depositary.

32.7 For the purposes of this Article 32:

(a) a person, other than the member holding a share, shall be treated as appearing to be interested in that share if the member has informed the Company that the person is, or may be, so interested, or if the Company (after taking account of any information obtained from the member or, pursuant to a Section 793 Notice, from anyone else) knows or has reasonable cause to believe that the person is, or may be, so interested;

(b) **interested** shall be construed as it is for the purpose of section 793 CA 2006;

(c) reference to a person having failed to give the Company the information required by a Section 793 Notice, or being in default as regards supplying such information, includes, without limitation, reference:

(i) to his having failed or refused to give all or any part of it; and

(ii) to his having given information which he knows to be false in a material particular or his having recklessly given information which is false in a material particular;

(d) **prescribed period** means 14 days;

(e) **excepted transfer** means, in relation to any shares held by a member:

(i) a transfer by way of or pursuant to acceptance of a takeover offer for the Company (within the meaning of the Companies Acts)[16]; or

(ii) a transfer in consequence of a sale made through a recognised investment exchange or any other stock exchange outside the United Kingdom on which the Company's shares are normally traded; or

(iii) a transfer which is shown to the satisfaction of the Board to be made in consequence of a bona fide sale of the whole of the beneficial interest in the shares to a person who is unconnected with the member or with any other person appearing to be interested in the shares. For the purposes of this Article 32.7(e)(iii), any associate (as defined in the Insolvency Act 1986)[17] shall be included in the class of persons who are connected with the member or any person interested in such shares.

32.8 Nothing contained in this Article 32 shall be taken to limit the powers of the Company under the Companies Acts[18] to apply to the court for an order imposing restrictions on a person's shares.

---

16 Section 974 CA 2006.
17 Section 435 Insolvency Act 1986.
18 Section 794 CA 2006.

UNTRACED MEMBERS

33 Power of sale

33.1 The Company shall be entitled to sell in such manner as the Board decide, and at the best price reasonably obtainable any share of a member, or any share to which a person is entitled by transmission, if and provided that:

(a) during the period of 12 years immediately prior to the date of the publication of the advertisements referred to in Article 33.1(b) (or, if published on different dates, the earlier or earliest thereof) (the **relevant period**), the Company has paid at least three cash dividends (whether interim or final) on the share and no cash dividend payable on the share has either been claimed or cashed;

(b) on or after expiry of the relevant period, the Company has given notice of its intention to sell such share by advertisements in two newspapers, of which one shall be a national newspaper published in the United Kingdom and the other shall be a newspaper circulating in the area of the address on the Register or other last known address of the member or the person entitled by transmission to the share or the address for the service of notices notified under Article 147.5 *(Service of notices etc.)*;

(c) the said advertisements, if not published on the same day, shall have been published within 30 days of each other; and

(d) during the further period of three months following the date of publication of the said advertisements (or, if published on different dates, the later or latest thereof) and prior to the exercise of the power of sale, the Company has not received any communication in respect of such share from the member or person entitled by transmission.

33.2 To give effect to any sale of shares pursuant to this Article, the Board may authorise some person to transfer the shares in question and may enter the name of the transferee in respect of the transferred shares in the Register, notwithstanding the absence of any share certificate being lodged in respect thereof, and may issue a new certificate to the transferee. An instrument of transfer executed by that person shall be as effective as if it had been executed by the holder of, or the person entitled by transmission to, the shares. The purchaser shall not be bound to see to the application of any purchase consideration, nor shall his title to the shares be affected by any act, omission, irregularity or invalidity relating to or connected with the proceedings in reference to the sale.

33.3 If, during the relevant period referred to in Article 33.1 or during any period ending on the date when all the requirements of Articles 33.1(a) to 33.1(d) have been satisfied, any additional shares have been issued in respect of those held at the beginning of, or previously so issued during, any such period and all the requirements of Articles 33.1(b) to 33.1(d) have been satisfied in regard to such additional shares, the Company shall also be entitled to sell the additional shares.

34 Application of proceeds of sale

The net proceeds of sale shall belong to the Company which shall account to the member or other person entitled to such share for an amount equal to such net proceeds by carrying all money in respect thereof to a separate account. The Company shall be deemed to be a debtor to, and not a trustee for, such member or other person in respect of such money. Money carried to such separate account may either be employed in the business of the Company or invested in such investments as the Board may from time to time think fit. No interest shall be payable to such member or other person in respect of such money and the Company shall not be required to account for any interest earned thereon.

TRANSFER OF SHARES

35 Form of transfer

Subject to such of the restrictions of these Articles as may be applicable, each member may transfer all or any of his shares which are in certificated form by instrument of transfer in writing in any usual form or in any form approved by the Board. Such instrument shall be executed by or on behalf of the transferor and (in the case of a transfer of a share which is not fully paid up) by or on behalf of the transferee. The transferor shall be deemed to remain the holder of such share until the name of the transferee is entered in the Register in respect of it. All instruments of transfer which are registered may be retained by the Company.

36 Right to refuse registration

36.1 The Board may, in its absolute discretion, refuse to register any transfer of a share (or renunciation of a renounceable letter of allotment) unless:

(a) it is in respect of a share which is fully paid up;

(b) it is in respect of only one class of shares;

(c) it is in favour of a single transferee or not more than four joint transferees;

(d) it is duly stamped (if so required); and

(e) it is delivered for registration to the Office or such other place as the Board may from time to time determine, accompanied (except in the case of (i) a transfer by a recognised person where a certificate has not been issued, (ii) a transfer of an uncertificated share or (iii) a renunciation) by the certificate for the share to which it relates and such other evidence as the Board may reasonably require to prove the title of the transferor or person renouncing and the due execution of the transfer or renunciation by him or, if the transfer or renunciation is executed by some other person on his behalf, the authority of that person to do so,

provided that the Board shall not refuse to register a transfer or renunciation of a partly paid share on the grounds that it is partly paid in circumstances where such refusal would prevent dealings in such share from taking place on an open and proper basis on the market on which such share is admitted to trading.

36.2 Without prejudice to Article 36.1, the Board may refuse to register a transfer of an uncertificated share in such other circumstances as may be permitted or required by the Regulations and the relevant system.

36.3 Transfers of shares will not be registered in the circumstances referred to in Article 32 *(Failure to disclose interests in shares)*.

37 Notice of and reasons for refusal

37.1 If the Board refuses to register a transfer of a share it shall, as soon as practicable and in any event within two months after the date on which the transfer was lodged with the Company, send notice of the refusal to the transferee. At the same time as it sends the transferee notice of the refusal to register a transfer, the Board will provide the transferee with its reasons for the refusal. Any instrument of transfer which the Board refuses to register shall (except in the case of suspected or actual fraud) be returned to the person depositing it.

37.2 The first sentence of Article 37.1 applies to uncertificated shares as if the reference to the date on which the transfer was lodged with the Company were a reference to the date on which the appropriate instruction was received by or on behalf of the Company in accordance with the facilities and requirements of the relevant system. The second and third sentences of Article 37.1 do not apply to uncertificated shares.

38 Fees on registration

No fee shall be charged for registration of a transfer or on the registration of any probate, letters of administration, certificate of death or marriage, power of attorney, notice or other instrument relating to or affecting the title to any shares.

39 Other powers in relation to transfers

Nothing in these Articles shall preclude the Board from recognising a renunciation of the allotment of any share by the allottee in favour of some other person or from authorising any person to transfer that share in accordance with any procedures implemented pursuant to Article 14 *(Enforcement of lien by sale)*.

TRANSMISSION OF SHARES

40 On death

If a member dies, the survivors or survivor, where he was a joint holder, and his executors or administrators, where he was a sole or the only survivor of joint holders, shall be the only persons recognised by the Company as having any title to his shares. Nothing in these Articles shall release the estate of a deceased member from any liability in respect of any share which has been solely or jointly held by him.

41 Election of person entitled by transmission

41.1 Any person becoming entitled to a share in consequence of the death or bankruptcy of any member, or of any other event giving rise to a transmission of such entitlement by operation of law, may, on such evidence as to his title being produced as the Board may require, elect either to become registered as a member or to have some person nominated by him registered as a member. If he elects to become registered himself, he shall give notice to the Company to that effect. If he elects to have some other person registered, he shall execute an instrument of transfer of such share to that person. All the provisions of these Articles relating to the transfer of shares shall apply to the notice or instrument of transfer (as the case may be) as if it were an instrument of transfer executed by the member and his death, bankruptcy or other event as aforesaid had not occurred. Where the entitlement of a person to a share in consequence of the death or bankruptcy of a member or of any other event giving rise to its transmission by operation of law is proved to the satisfaction of the Board, the Board shall within two months after such proof cause the entitlement of that person to be noted in the Register.

41.2 For the purposes referred to in Article 41.1, a person entitled by transmission to a share in uncertificated form who elects to have some other person registered shall either:

(a) procure that instructions are given by means of the relevant system to effect the transfer of such uncertificated share to that person; or

(b) change the uncertificated share into certificated form and execute an instrument of transfer of that certificated share in favour of that person.

42 Rights on transmission

Where a person becomes entitled to a share in consequence of the death or bankruptcy of any member, or of any other event giving rise to a transmission of such entitlement by operation of law, the rights of the holder in relation to such share shall cease. However, the person so entitled may give a good discharge for any dividends and other money payable in respect of it and shall have the same rights to which he would be entitled if he were the holder of the share, except that he shall not, before he is registered as the holder of the share, be entitled in respect of it to receive notice of, or to attend or vote at, any meeting of the Company or at any separate meeting of the holders of any class of shares. The Board may at any time give notice requiring any such person to elect either to be registered himself or to transfer the share. If the notice is

not complied with within 60 days, the Board may thereafter withhold payment of all dividends and other money payable in respect of such share until the requirements of the notice have been complied with.

ALTERATION OF SHARE CAPITAL

43 Fractions

43.1 Whenever as the result of any consolidation, division or sub-division or redenomination of shares any holders would become entitled to fractions of a share, the Board may, on behalf of those holders:

(a) sell the shares representing the fractions for the best price reasonably obtainable to any person (including, subject to the provisions of the Companies Acts[19], the Company) and distribute the net proceeds of sale after deduction of the expenses of sale in due proportion among those holders (except that any amount otherwise due to a holder, being less than £3 or such other sum as the Board may from time to time determine, may be retained for the benefit of the Company); or

(b) the Board may issue to such holder credited as fully paid by way of capitalisation the minimum number of shares required to round up his holding to an exact multiple of the number of shares to be consolidated into a single share (such issue being deemed to have been effected prior to consolidation); and the amount required to pay up such shares shall be appropriated at the Board's discretion from any of the sums standing to the credit of any of the Company's reserve accounts (including share premium account and capital redemption reserve) or to the credit of profit and loss account and capitalised by applying the same in paying up the share. In relation to such a capitalisation the Board may exercise all the powers conferred on it by Article 142 *(Capitalisation of reserves)* without an ordinary resolution of the Company.

43.2 Subject to the provisions of the Companies Acts[20], the Board may treat shares of a holder in certificated form and in uncertificated form as separate holdings in giving effect to sub-divisions and/or consolidations and may cause any shares arising on sub-division or consolidation and representing fractional entitlements to be entered in the Register as shares in certificated form where this is desirable to facilitate the sale thereof.

43.3 For the purposes of any sale of consolidated shares pursuant to Article 43.1, the Board may authorise a person to execute an instrument of transfer of the shares to, or in accordance with, the directions of the purchaser, and the transferee shall not be bound to see to the application of any purchase consideration, nor shall his title to the shares be affected by any act, omission, irregularity or invalidity relating to or connected with the proceedings in reference to the sale. In respect of uncertificated shares, the Board may authorise some person to transfer and/or require the holder to transfer the relevant shares in accordance with the facilities and requirements of the relevant system.

VARIATION OF CLASS RIGHTS

44 Sanction to variation

If at any time the share capital of the Company is divided into shares of different classes, any of the rights for the time being attached to any shares (whether or not the Company may be or is about to be wound up) may from time to time be varied or abrogated in such manner (if any) as may be provided in these Articles by such rights or, in the absence of any such provision, either with the consent in writing of the holders of not less than three-quarters in nominal value of the issued shares of the relevant class (excluding any shares of that class held as treasury shares)

[19] Sections 658-659 CA 2006.
[20] Sections 617-621 CA 2006.

or with the sanction of a special resolution passed at a separate general meeting of the holders of shares of the class duly convened and held in accordance with the Companies Acts[21].

45 Class meetings

All the provisions in these Articles as to general meetings shall, with any necessary modifications, apply equally to every meeting of the holders of any class of shares. The Board may convene a meeting of the holders of any class of shares whenever it thinks fit and whether or not the business to be transacted involves a variation or abrogation of class rights. The quorum at every such meeting shall be not less than two persons present (in person or by proxy) holding at least one-third of the nominal amount paid up on the issued shares of the relevant class (excluding any shares of that class held as treasury shares) provided that a person present by proxy is treated as holding only the shares in respect of which the proxy is authorised to exercise voting rights. Every holder of shares of the class (other than a holder of treasury shares), present in person or by proxy, may demand a poll. If at any adjourned meeting of such holders a quorum is not present, one person holding shares of the relevant class (whatever the number of shares held by him but excluding any shares of that class held as treasury shares) who is present in person or by proxy shall be a quorum.

46 Deemed variation

Subject to the terms of issue of or rights attached to any shares, the rights for the time being attached to any shares shall not be deemed to be varied or abrogated by the creation or issue of any new shares ranking pari passu in all respects (save as to the date from which such new shares shall rank for dividend) with or subsequent to those already issued or by the reduction of the capital paid up on such shares or by the purchase or redemption by the Company of its own shares or the sale of any shares held as treasury shares in accordance with the provisions of the Companies Acts[22] and these Articles.

MEETINGS OF MEMBERS

47 Annual general meetings

Subject to the provisions of the Companies Acts[23], annual general meetings shall be held at such time and place as the Board may determine.

48 Convening of general meeting other than annual general meeting

48.1 The Board may convene a general meeting, other than an annual general meeting, whenever it thinks fit. If there are within the United Kingdom insufficient members of the Board to convene such a general meeting, any Director may call such a general meeting.

48.2 At any general meeting convened on a members' requisition or by the requisitionists[24] no business shall be transacted except that stated by the requisition or proposed by the Board.

49 Notice of general meetings[25]

49.1 A general meeting shall be convened by such notice as may be required by law from time to time[26].

---

21 Section 334 CA 2006.

22 Section 727 CA 2006.

23 Section 336 CA 2006.

24 Sections 303-305 CA 2006.

25 General meetings are defined in article 2 to include AGMs and other GMs.

26 21 clear days notice in writing for an AGM for all companies (section 307 CA 2006). The same notice period is also required for Official List companies who do not satisfy the two conditions referred to below (section 307A CA 2006). For all other companies (and Official List companies that have met the two conditions referred to below), the notice period for general meetings other than AGMs is 14 clear days' notice (section 307 and 307A CA 2006). The two conditions referred to above are (1) availability of electronic voting (which is met if there is a facility, offered by the company and accessible to all members holding voting shares, to appoint a proxy by means of a website) and (2) annual shareholder approval by special resolution.

49.2 The notice of any general meeting shall include such statements as are required by the Companies Acts[27] and shall in any event specify:

(a) whether the meeting is convened as an annual general meeting or any other general meeting;

(b) the place, the day and the time of the meeting;

(c) the general nature of the business to be transacted at the meeting;

(d) if the meeting is convened to consider a special resolution, the text of the resolution and the intention to propose the resolution as such; and

(e) with reasonable prominence, that a member entitled to attend and vote is entitled to appoint one or (provided each proxy is appointed to exercise the rights attached to a different share held by the member) more proxies to attend and to speak and vote instead of him and that a proxy need not also be a member.

49.3 The notice shall be given to the members (other than any who, under the provisions of these Articles or of any restrictions imposed on any shares, are not entitled to receive notice from the Company), to the Directors and to the Auditors and to any other person who may be entitled to receive it.

50 Omission to send notice or non-receipt of notice

The accidental omission to give or send notice of any meeting or, in cases where it is intended that it be given or sent out with the notice, any other document relating to the meeting including an appointment of proxy to, or the non-receipt of either by, any person entitled to receive the same shall not invalidate the proceedings at that meeting.

51 Postponement of general meetings

If the Board, in its absolute discretion, considers that it is impractical or unreasonable for any reason to hold a meeting on the date or at the time or place specified in the notice calling the meeting, it may postpone the meeting to another date, time and/or place. The Board shall take reasonable steps to ensure that notice of the date, time and place of the postponed meeting is provided to any member trying to attend the meeting at the original time and place. When a meeting is so postponed, notice of the date, time and place of the postponed meeting shall, if practicable, also be placed in at least two national newspapers in the United Kingdom. No business shall be transacted at any postponed meeting other than business which might properly have been transacted at the meeting had it not been postponed. Notice of the business to be transacted at such postponed meeting shall not be required. If a meeting is postponed in accordance with this Article, the appointment of a proxy will be valid if it is delivered and received as required by these Articles not less than 48 hours before the time appointed for holding the postponed meeting. The Board may also postpone any meeting which has been rearranged under this Article. When calculating the 48 hour period mentioned in this Article, the Directors can decide not to take account of any part of a day that is not a working day.

PROCEEDINGS AT GENERAL MEETINGS

52 Quorum

52.1 No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business. Save as otherwise provided in these Articles, two persons

Note also the Combined Code and UK Corporate Governance Code 20 working day period for AGM notices (which is, strictly, not "required by law"). In certain cases, e.g. resolution to remove a director, 28 clear days notice is required (section 312 CA 2006).

[27] Section 311 CA 2006 includes additional content requirements for notices of general meetings of Official List companies.

entitled to attend and to vote on the business to be transacted, each being a member so entitled or a proxy for a member so entitled or a duly authorised representative of a corporation which is a member so entitled, shall be a quorum.

52.2 In calculating whether a quorum is present for the purposes of Article 52.1, if two or more persons are appointed as proxies for the same member or two or more persons are appointed as corporate representatives of the same corporate member, only one of such proxies or only one of such corporate representatives shall be counted.

53 If quorum not present

If within five minutes (or such longer interval as the Chairman in his absolute discretion thinks fit) from the time appointed for the holding of a general meeting a quorum is not present, or if during a meeting such a quorum ceases to be present, the meeting, if convened by or upon the requisition of members, shall be dissolved. In any other case, the meeting shall stand adjourned to such day (being not less than ten clear days after the original meeting) and at such time and place as the Chairman (or, in default, the Board) may determine. If at such adjourned meeting a quorum is not present within five minutes from the time appointed for holding the meeting, one person entitled to vote on the business to be transacted, being a member so entitled or a proxy for a member so entitled or a duly authorised representative of a corporation which is a member so entitled, shall be a quorum.

54 Chairman

The Chairman (if any) of the Board shall preside as Chairman at every general meeting of the Company. If there is no Chairman or if at any meeting he is not present within five minutes after the time appointed for holding the meeting, or is unwilling to act as Chairman, the Deputy Chairman (if any) of the Board shall (if present and willing to act) preside as Chairman at such meeting. If neither the Chairman nor the Deputy Chairman is present and willing to act, the Directors present shall choose one of their number to act or, if there is only one Director present, he shall preside as Chairman if willing to act. If no Director is present and willing to act, the members present (in person or by proxy) and entitled to vote on the business to be transacted shall choose one of their number to preside as Chairman of the meeting.

55 Entitlement to attend and speak

Each Director shall, notwithstanding that he is not a member, be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares of the Company. The Chairman may invite any person to attend and speak at any general meeting where he considers this will assist in the deliberations of the meeting.

56 Power to adjourn

The Chairman may, with the consent of a meeting at which a quorum is present, and shall, if so directed by the meeting, adjourn any meeting from time to time (or indefinitely) and from place to place as the meeting shall determine. However, without prejudice to any other power which he may have under these Articles or at common law, the Chairman may, without the need for the consent of the meeting, interrupt or adjourn any meeting (whether or not it has commenced or a quorum is present) from time to time and from place to place, or for an indefinite period, if he is of the opinion that it has become necessary to do so in order to secure the proper and orderly conduct of the meeting or to give all persons entitled to do so a reasonable opportunity of attending, speaking and voting at the meeting or to ensure that the business of the meeting is properly disposed of.

57 Notice of adjourned meeting

Whenever a meeting is adjourned for 30 days or more or indefinitely, at least seven clear days' notice, specifying the place, the day and time of the adjourned meeting and the general nature of the business to be transacted, shall be given in the same manner as in the case of an original

meeting. Save as aforesaid and subject to the Companies Acts[20], no member shall be entitled to any notice of an adjournment or of the business to be transacted at any adjourned meeting.

58 Business of adjourned meeting

No business shall be transacted at any adjourned meeting other than the business which might properly have been transacted at the meeting from which the adjournment took place.

59 Accommodation of members and security arrangements

59.1 The Board may, for the purpose of controlling the level of attendance and ensuring the safety of those attending at any place specified for the holding of a general meeting, from time to time make such arrangements as the Board shall in its absolute discretion consider to be appropriate and may from time to time vary any such arrangements in place or make new arrangements therefor. The entitlement of any member or proxy to attend a general meeting at such place shall be subject to any such arrangements as may be for the time being approved by the Board. In the case of any meeting to which such arrangements apply the Board may, when specifying the place of the meeting:

(a) direct that the meeting shall be held at a place specified in the notice at which the Chairman of the meeting shall preside (the **Principal Place**); and

(b) make arrangements for simultaneous attendance and participation at satellite meeting places or by way of any other electronic means by members otherwise entitled to attend the general meeting but excluded from the Principal Place under the provisions of this Article, or who wish to attend at satellite meeting places or other places at which persons are participating via electronic means provided that persons attending at the Principal Place and at satellite meeting places or other places at which persons are participating via electronic means shall be able to see, hear and be seen and heard by, persons attending at the Principal Place and at such other places, by any means. Such arrangements for simultaneous attendance at any of such other places may include arrangements for controlling the level of attendance in any manner at any of such other places (as stated above), provided that they shall operate so that any members and proxies excluded from attending at the Principal Place are able to attend at one of the satellite meeting places or other places at which persons are participating via electronic means. For the purposes of all other provisions of these Articles any such meeting shall be treated as taking place and being held at the Principal Place.

59.2 The Board may direct that any person wishing to attend any meeting should provide evidence of identity and submit to such searches or other security arrangements or restrictions as the Board shall consider appropriate in the circumstances. The Board shall be entitled in its absolute discretion to refuse entry to, or eject from, any meeting any person who fails to provide such evidence of identity or to submit to such searches or to otherwise comply with such security arrangements or restrictions.

60 Orderly conduct

The Chairman shall take such action or give such directions as he thinks fit to promote the orderly conduct of the business of the meeting as laid down in the notice of the meeting. The Chairman's decision on matters of procedure or arising incidentally from the business of the meeting shall be final, as shall his determination as to whether any matter is of such a nature.

[20] Section 307A(6) CA 2006.

VOTING AND POLLS

61 Method of voting

61.1 At any general meeting a resolution put to a vote of the meeting shall be decided on a show of hands, unless (before or on the declaration of the result of the show of hands) a poll is duly demanded. Subject to the provisions of the Companies Acts[29], a poll may be demanded by:

(a) the Chairman of the meeting; or

(b) at least five members present in person or by proxy and entitled to vote on the resolution; or

(c) a member or members present in person or by proxy representing not less than 10 per cent of the total voting rights of all the members having the right to vote on the resolution (excluding any voting rights attached to shares held as treasury shares); or

(d) a member or members present in person or by proxy holding shares conferring a right to vote on the resolution, being shares on which an aggregate sum has been paid up equal to not less than 10 per cent of the total sum paid up on all the shares conferring that right (excluding shares in the Company conferring a right to vote on the resolution held as treasury shares).

61.2 The Chairman may also demand a poll before a resolution is put to the vote on a show of hands.

61.3 At general meetings, resolutions shall be put to the vote by the Chairman and there shall be no requirement for the resolution to be proposed or seconded by any person.

62 Chairman's declaration conclusive on show of hands

Unless a poll is duly demanded and the demand is not withdrawn, a declaration by the Chairman of the meeting that a resolution on a show of hands has been carried, or carried unanimously or by a particular majority, or lost, or not carried by a particular majority, and an entry to that effect in the book containing the minutes of proceedings of the Company, shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded for or against such resolution.

63 Objection to or error in voting

No objection shall be raised to the qualification of any voter or to the counting of, or failure to count, any vote, except at the meeting or adjourned meeting or poll at which the vote objected to is given or tendered or at which the error occurs. Any objection or error shall be referred to the Chairman of the meeting and shall only vitiate the decision of the meeting on any resolution if the Chairman decides that the same is of sufficient magnitude to vitiate the resolution or may otherwise have affected the decision of the meeting. Any vote which is not disallowed at such a meeting or poll shall be valid for all purposes. The decision of the Chairman on such matters shall be final and conclusive.

64 Amendment to resolutions

64.1 If an amendment is proposed to any resolution under consideration but is in good faith ruled out of order by the Chairman of the meeting, any error in such ruling shall not invalidate the proceedings on the substantive resolution.

64.2 In the case of a resolution duly proposed as a special resolution, no amendment thereto (other than an amendment to correct a patent error) may be considered or voted on.

[29] Section 321 CA 2006.

64.3 In the case of a resolution duly proposed as an ordinary resolution, no amendment thereto (other than an amendment to correct a patent error) may be considered or voted on, unless either (a) at least 48 hours prior to the time appointed for holding the meeting or adjourned meeting at which such ordinary resolution is to be proposed, notice in writing of the terms of the amendment and intention to move the same has been lodged at the Office or (b) the Chairman of the meeting in his absolute discretion decides that it may be considered or voted on. The Chairman of the meeting may agree to the withdrawal of any proposed amendment before it is voted on at the meeting.

65 Procedure on a poll

65.1 A poll duly demanded on the election of the Chairman of a meeting or on any question of adjournment shall be taken forthwith. A poll duly demanded on any other matter shall be taken in such manner (including the use of ballot or voting papers or electronic means, or any combination thereof) and at such time and place, not being more than 30 days from the date of the meeting or adjourned meeting at which the poll was demanded, as the Chairman shall direct. The Chairman may appoint scrutineers who need not be members. No notice need be given of a poll not taken immediately if the time and place at which it is to be taken are announced at the meeting at which it is demanded. In any other case, at least seven clear days' notice shall be given, specifying the time and place at which the poll is to be taken. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

65.2 The demand for a poll (other than on the election of the Chairman of the meeting or any question of adjournment) shall not prevent the continuance of the meeting for the transaction of any business, other than the question on which a poll has been demanded. If a poll is demanded before the declaration of the result on a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made.

65.3 The demand for a poll may be withdrawn at any time before the poll is taken, but only with the consent of the Chairman of the meeting. A demand so withdrawn shall not invalidate the result of a show of hands declared before the demand was made.

65.4 On a poll votes may be given in person or by proxy. A member entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way.

66 Votes of members

Subject to the provisions of the Companies Acts[30], to any special terms as to voting on which any shares may have been issued or may for the time being be held and to any suspension or abrogation of voting rights pursuant to these Articles, at any general meeting, every member who is present in person shall, on a show of hands, have one vote and every member present in person shall, on a poll, have one vote for each share of which he is the holder.

67 Votes of joint holders

If two or more persons are joint holders of a share, then in voting on any question, the vote of the senior who tenders a vote (whether in person or by proxy) shall be accepted to the exclusion of the votes of the other joint holders. For this purpose, seniority shall be determined by the order in which the names of the holders stand in the Register.

68 Votes of member suffering incapacity

68.1 Where, in England or elsewhere, a receiver or other person (by whatever name called) has been appointed by any court claiming jurisdiction in that behalf to exercise powers with respect to the property or affairs of any member on the ground (however formulated) of mental disorder, the Board may, subject to the Companies Acts[31], in its absolute discretion, on or subject to the

[30] Sections 284-285 CA 2006.
[31] Section 327(A1) CA 2006.

production of such evidence of the appointment as the Board may require, permit such receiver or other person to vote in person or by proxy on behalf of such member at any general meeting.

68.2 Evidence to the satisfaction of the Board of the authority of the person claiming to exercise the right to vote shall be deposited at the Office, or deposited or received at such other place or address as is specified in accordance with these Articles for the deposit or receipt of appointments of proxy, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised, and in default the right to vote shall not be exercisable. When calculating the 48 hour period mentioned in this Article, the Directors can decide not to take account of any part of a day that is not a working day.

PROXIES AND CORPORATE REPRESENTATIVES

69 Voting by proxy

69.1 Any person (whether a member of the Company or not) may be appointed to act as a proxy and more than one proxy may be appointed provided that each proxy is appointed to exercise the rights attached to a different share or shares held by the member.

69.2 Every proxy who has been appointed by one or more members entitled to vote on the resolution shall, on a show of hands, have one vote unless Article 69.3 applies.

69.3 Every proxy who has been appointed by more than one member entitled to vote on the resolution shall, on a show of hands, have two votes, one vote for and one against the resolution if:

(a) one or more of the members instructed him to vote for and one or more of the members instructed him to vote against the resolution; or

(b) one or more of the members instructed him to vote for the resolution and one or more of the members gave him discretion as to how to vote and he exercises his discretion by voting against the resolution; or

(c) one or more of the members instructed him to vote against the resolution and one or more of the members gave him discretion as to how to vote and he exercises his discretion by voting for the resolution.

69.4 Subject to Article 69.1, every proxy who has been appointed by a member entitled to vote on the resolution shall, on a poll, have one vote for each share held by that member (or, where a proxy has been appointed to exercise the rights attached to some only of the shares held by that member, one vote, on a poll, for each such share).

69.5 The appointment of a proxy shall not preclude a member from attending and voting in person on a show of hands or on a poll on any matters in respect of which the proxy is appointed. In the event that and to the extent that a member personally votes his shares, his proxy shall not be entitled to vote and any vote cast by a proxy in such circumstances shall be ignored.

69.6 When two or more valid but differing appointments of proxy are received in respect of the same share for use at the same meeting and in respect of the same matter, the one which is last validly received (regardless of its date or of the date of its execution or submission) shall be treated as replacing and revoking the other or others as regards that share. If the Company is unable to determine which appointment was last validly received, none of them shall be treated as valid in respect of that share.

70 Form of proxy

70.1 The appointment of a proxy shall, subject to the provisions of the Companies Acts[32]:

[32] Sections 324 to 331 CA 2006.

(a) be in writing, in any common form or in such other form as the Board may approve, and (i) if in writing but not in electronic form, made under the hand of the appointor or of his attorney duly authorised in writing; or, if the appointor is a corporation, under its common seal or under the hand of some officer or attorney or other person duly authorised in that behalf; or (ii) if in writing in electronic form, submitted by or on behalf of the appointor and authenticated;

(b) be deemed (subject to any contrary direction contained in it) to confer authority on the proxy to exercise all or any rights of his appointor to demand or join in demanding a poll and to speak at any meeting and to vote (whether on a show of hands or on a poll) on any resolution or amendment of a resolution put to the meeting in respect of which the proxy is given, as the proxy thinks fit;

(c) unless the contrary is stated in it, be valid as well for any adjournment of the meeting as for the meeting to which it relates; and

(d) where it is stated to apply to more than one meeting, be valid for all such meetings as well as for any adjournment of any of such meetings.

70.2 The Board may allow a proxy for a holder of any shares in uncertificated form to be appointed by electronic communication in the form of an uncertificated proxy instruction. The Board may also allow any supplement to the uncertificated proxy instruction or any amendment or revocation of any uncertificated proxy instruction to be made by a further uncertificated proxy instruction.

70.3 The Board may decide what method should be used to determine at what time the instruction or notification is treated as being received by the Company. The Board may treat any notification purporting or expressed to be sent on behalf of a holder of a share in uncertificated form as sufficient evidence of the authority of the person sending the instruction to send it on behalf of that holder.

70.4 For the purposes of this Article 70, an uncertificated proxy instruction is a properly authenticated dematerialised instruction, and/or other instruction or notification, if sent through a relevant system to a participant in that system chosen by the Board to act for the Company. The uncertificated proxy instruction may be in any form and subject to any terms and conditions that the Board deems appropriate, but always subject to the facilities and requirements of the relevant system.

71 Deposit or receipt of proxy

71.1 The appointment of a proxy and the power of attorney or other authority (if any) under which it is authenticated, or a copy of such authority certified notarially or in some other way approved by the Board, shall:

(a) in the case of an appointment not in electronic form (including any such power of attorney or other authority) be deposited at the Office, or at such other place (within the United Kingdom) as is specified in the notice convening the meeting or in any notice of any adjourned meeting or in any appointment of proxy sent out by the Company in relation to the meeting, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote; or

(b) in the case of an appointment in electronic form (including any such power of attorney or other authority), where an address has been specified for the purpose of receiving documents or information in electronic form:

(i) in the notice convening the meeting; or

(ii) in any instrument of proxy sent out by the Company in relation to the meeting; or

(iii) in any invitation in electronic form to appoint a proxy issued by the Company in relation to the meeting,

be received at such address not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote; or

(c) in the case of a poll taken more than 48 hours after it is demanded, be deposited or received as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for taking the poll; or

(d) in the case of a poll not taken forthwith but taken not more than 48 hours after it was demanded, be delivered at the meeting at which the poll was demanded to the Chairman of the meeting or any Director, the Secretary or some other person authorised for the purpose by the Company.

71.2 When calculating the periods mentioned in this article, the Directors can decide not to take account of any part of a day that is not a working day.

72 Maximum validity of proxy and revocation of proxy

72.1 An appointment of proxy not deposited, delivered or received in the manner specified in Article 71 shall be invalid. No appointment of proxy shall be valid after the expiry of 12 months from the date named in it as the date of its execution or the date of its submission, except at an adjourned meeting or on a poll demanded at a meeting or an adjourned meeting, in cases where the meeting was originally convened within 12 months from such date.

72.2 A vote given, or demand for a poll made, by a proxy shall be valid notwithstanding the death or mental disorder of the principal or the revocation of the appointment of proxy, or of the authority under which the appointment of proxy was executed, or the transfer of the share in respect of which the appointment of proxy is given, unless notice in writing of such death, mental disorder, revocation or transfer shall have been received by the Company at the Office, or at such other place or address as has been appointed for the deposit or receipt of appointments of proxy:

(a) in the case of a meeting or adjourned meeting, at least 48 hours before the commencement of the meeting or adjourned meeting;

(b) in the case of a poll taken more than 48 hours after it was demanded, at least 24 hours before the taking of the poll; and

(c) in the case of a poll not taken forthwith but taken not more than 48 hours after it was demanded, at the meeting at which the poll was demanded.

72.3 When calculating the 48 hour period mentioned in this Article, the Directors can decide not to take account of any part of a day that is not a working day.

73 Corporate representatives

A corporation (whether or not a company within the meaning of the Companies Acts)[33] which is a member may, by resolution of its directors or other governing body, authorise such person or persons as it thinks fit to act as its representative or representatives at any meeting of the Company or at any separate meeting of the holders of any class of shares. A Director, the Secretary, or some person authorised for the purpose by the Secretary, may require any representative to produce a certified copy of the resolution so authorising him or such other evidence of his authority reasonably satisfactory to such Director, Secretary or other person before permitting him to exercise his powers.

74 Validity of votes by proxies and corporate representatives

74.1 A vote given by a proxy or by a corporate representative shall be valid for all purposes notwithstanding that the proxy or corporate representative has failed to vote in accordance with

[33] Section 1 CA 2006.

the instructions of the member by whom the proxy or corporate representative was appointed and the Company shall be under no obligation to check any vote so given is in accordance with any such instructions.

74.2 Any objection to the qualification of any person voting at a general meeting or to the counting of, or failure to count, any vote must be made at the meeting or at the time any poll is taken (if not taken at the meeting or adjourned meeting) at which the vote objected to is tendered. Any objection made in due time shall be referred to the Chairman whose decision shall be final and conclusive. If a vote is not disallowed by the Chairman it is valid for all purposes.

74.3 The Company may require reasonable evidence of the identity of any proxy appointed by a member and of the member himself.

74.4 Where the appointment of a proxy is expressed to have been or purports to have been executed by a duly authorised person or on behalf of a member:

(a) the Company may treat the appointment as sufficient evidence of that person's authority to execute the appointment of proxy on behalf of that member; and

(b) the member shall, if requested by or on behalf of the Company, send or procure the sending of any authority under which the appointment of proxy has been executed, or a certified copy of any such authority, to such address and by such time as is required for the submission of appointments of proxy under Article 71 and, if the request is not complied with in any respect, the appointment of proxy may be treated as invalid.

APPOINTMENT, RETIREMENT AND REMOVAL OF DIRECTORS

75 Number of Directors

Unless and until otherwise determined by the Company by ordinary resolution, the number of Directors (other than any alternate Directors) shall be not less than two.

76 Power of Company to appoint Directors

Subject to the provisions of these Articles, the Company may by ordinary resolution appoint a person who is willing to act to be a Director, either to fill a vacancy or as an addition to the existing Board, but the total number of Directors shall not at any time exceed any maximum number fixed by or in accordance with these Articles.

77 Power of Board to appoint Directors

Without prejudice to the power of the Company in general meeting under these Articles to appoint any person to be a Director, the Board shall have power at any time to appoint any person who is willing to act to be a Director, either to fill a vacancy or as an addition to the existing Board, but the total number of Directors shall not exceed any maximum number fixed by or in accordance with these Articles. Any Director so appointed shall retire at the first annual general meeting of the Company following his appointment and shall not be taken into account in determining the number of Directors who are to retire by rotation at that meeting.

78 Appointment of executive Directors

Subject to the provisions of the Companies Acts[34], the Board, or any committee authorised by the Board, may from time to time appoint one or more Directors to hold any employment or executive office (including that of Chief Executive or Managing Director) for such term and subject to such other conditions as the Board, or any committee authorised by the Board, thinks fit in accordance with Article 99. The Board, or any committee authorised by the Board, may revoke or terminate any such appointment without prejudice to any claim for damages for breach of any contract between the Director and the Company.

[34] Sections 188, 223 to 230 CA 2006

79 Eligibility of new Directors

79.1 No person shall be appointed or re-appointed a Director at any general meeting unless:

(a) the person is retiring as a Director (whether by rotation or otherwise);

(b) the person has been nominated by the Board for appointment or re-appointment at that general meeting; or

(c) in any other case;

(i) a member or members who, under the Companies Acts,[35] are entitled to require the Company to give to members notice of a resolution to be moved at a meeting, have given the Company notice in writing signed by such member or members stating their intention to nominate the person for appointment or re-appointment; and

(ii) the person nominated has given the Company notice in writing signed by that person stating his or her consent to the nomination.

79.2 Subject to Article 79.3, a notice required under Article 79.1(c)(i) is only valid if it is delivered to the Office not less than 14 nor more than 42 clear days before the date appointed for the meeting.

79.3 Article 79.2 does not apply to notices given by members pursuant to any right under the Companies Acts to give notices if and to the extent that Article 79.2 is inconsistent with such right.

80 Resolution for appointment of two or more Directors

A single resolution for the appointment of two or more persons as Directors at a general meeting shall be void unless a resolution that it shall be so proposed has first been agreed to by the meeting without any vote being given against it.

81 Retirement at annual general meetings

81.1 At each annual general meeting of the Company, one third of the Directors (not including Directors appointed pursuant to Article 77 (Power of Board to appoint Directors) or, if their number is not three or a multiple of three the number nearest to but not exceeding one-third shall retire from office by rotation.

81.2 Any Director appointed pursuant to Article 77 (Power of Board to appoint Directors) shall retire at the first annual general meeting of the Company following his appointment and shall not be taken into account in determining the number of Directors who are to retire by rotation at that meeting.

81.3 At each annual general meeting, any Director who was elected or last re-elected at or before the annual general meeting held in the third calendar year before the current year shall retire by rotation.

81.4 If the number of Directors retiring pursuant to Article 81.3 is less than the minimum number of Directors who are required by these Articles to retire by rotation, additional Directors up to that number shall retire. The Directors to retire under this Article 81.4 shall, first, be those Directors who are subject to rotation but who wish to retire and not offer themselves for re-election and, secondly, those Directors who have been Directors longest since their appointment or last re-appointment. If there are Directors who were appointed or last re-appointed on the same date, the Director to retire shall, in default of agreement between them, be determined by lot. The Directors to retire on each occasion (both as to number and identity) shall be determined by the composition of the Board at the start of business on the date of the notice convening the annual

[35] Sections 303 and 338 CA 2006.

general meeting notwithstanding any change in the number or identity of the Directors after that time but before the close of the meeting.

81.5 Any Director (other than the Chairman and any Director holding executive office) who would not otherwise be required to retire shall also retire if he has been with the Company for a continuous period of nine years or more at the date of the meeting and shall not be taken into account when deciding which and how many Directors should retire by rotation at the annual general meeting.

82 Position of retiring Director

A Director who retires at an annual general meeting may, if willing to act, be re-elected and a director who is re-elected will be treated as continuing in office without a break. If he is not re-elected or deemed to have been re-elected, a Director shall retain office until the meeting appoints someone in his place or, if it does not do so, until the end of the meeting.

83 Deemed re-election

At any general meeting at which a Director retires under any provision of these Articles, the Company may by ordinary resolution fill the vacancy by re-electing the retiring Director or some other person who is eligible for appointment and willing to act as a Director. If the Company does not do so, the retiring Director shall (if willing) be deemed to have been re-elected except in the following circumstances:

83.1 it is expressly resolved not to fill the vacancy; or

83.2 a resolution for the re-election of the Director is put to the meeting and lost.

84 Removal by ordinary resolution

In addition to any power of removal conferred by the Companies Acts[36], the Company may by ordinary resolution remove any Director before the expiration of his period of office, but without prejudice to any claim for damages which he may have for breach of any contract of service between him and the Company, and may (subject to these Articles) by ordinary resolution appoint another person who is willing to act to be a Director in his place. Any person so appointed shall be treated, for the purposes of determining the time at which he or any other Director is to retire, as if he had become a Director on the day on which the person in whose place he is appointed was last appointed or re-appointed a Director.

85 Vacation of office by Director

Without prejudice to the provisions for retirement contained in these Articles, the office of a Director shall be vacated if:

85.1 he resigns by notice in writing delivered to, or, if in electronic form, received by, the Secretary at the Office or tendered at a Board meeting;

85.2 he ceases to be a Director by virtue of any provision of the Companies Acts[37], is removed from office pursuant to these Articles or the Companies Acts[38], or becomes prohibited by law from being a Director;

85.3 he becomes bankrupt, has an interim receiving order made against him, makes any arrangement or compounds with his creditors generally or applies to the court for an interim order in connection with a voluntary arrangement or enters into any analogous or similar procedure in any jurisdiction;

---

[36] Section 168 CA 2006.
[37] Section 168 CA 2006.
[38] Section 168 CA 2006.

85.4 by reason of his mental health a court makes an order which wholly or partly prevents him from personally exercising any powers or rights he would otherwise have;

85.5 he is being treated by a registered medical practitioner who gives a written opinion to the Company stating that the Director has become physically or mentally incapable of acting as a director and may remain so for more than three months;

85.6 both he and his alternate Director appointed pursuant to the provisions of these Articles (if any) are absent, without the permission of the Board, from Board meetings for six consecutive months or, if during a shorter period, for 3 consecutive Board meetings and the Board resolves that his office be vacated;

85.7 he is requested to resign by notice in writing addressed to him at his address as shown in the register of Directors and authenticated by not less than three-quarters of the other Directors (or their alternates) (without prejudice to any claim for damages which he may have for breach of any contract between him and the Company) with such resignation to take effect from the date stipulated in the notice and, for this purpose, a set of like notices each authenticated by one or more of the Directors shall be as effective as a single notice authenticated by the requisite number of Directors (or their alternates).

86 Resolution as to vacancy conclusive

A resolution of the Board declaring a Director to have vacated office under the terms of Article 85 shall be conclusive as to the fact and grounds of vacation stated in the resolution.

ALTERNATE DIRECTORS

87 Appointments

87.1 Each Director (other than an alternate Director) may, by notice in writing delivered to or, if in electronic form, received by the Secretary at the Office, or in any other manner approved by the Board, appoint any other Director or any person approved for that purpose by the Board and willing to act, to be his alternate.

87.2 No appointment of an alternate Director who is not already a Director shall be effective until his consent to act as a Director in the form prescribed by or required pursuant to the Companies Acts[39] has been received at the Office.

87.3 An alternate Director shall not be counted in reckoning any maximum or minimum number of Directors prescribed by these Articles.

87.4 An alternate Director shall, in addition to any restrictions which may apply to him personally, be subject to the same restrictions as his appointor.

88 Participation in Board meetings

Every alternate Director shall (subject to his giving to the Company a postal address within the United Kingdom, or an electronic address, at which notices may be served on him) be entitled to receive notice of all meetings of the Board and all committees of the Board of which his appointor is a member and, in the absence from such meetings of his appointor, to attend and vote at such meetings and to exercise all the powers, rights, duties and authorities of his appointor (except as regards power to appoint an alternate). A Director acting as alternate Director shall have a separate vote at Board meetings for each Director for whom he acts as alternate Director (and who is not present) in addition to his own vote (if any) as a Director, but he shall count as only one for the purpose of determining whether a quorum is present.

---

39 Section 167 CA 2006.

89 Alternate Director responsible for own acts

Every person acting as an alternate Director shall be an officer of the Company, shall alone be responsible to the Company for his own acts and defaults and shall not be deemed to be the agent of the Director appointing him.

90 Interests of alternate Director

The provisions of Articles 119-125 (inclusive) *(Directors' Interests)* shall apply to an alternate Director to the same extent as if he was a Director and for the purposes of those provisions an alternate Director shall be deemed to have an interest which conflicts, or possibly may conflict, with the interest of the Company if either he or his appointor has such an interest. The provisions of Articles 153 and 154 *(Indemnity)* shall also apply to an alternate Director to the same extent as if he was a Director. An alternate Director shall not be entitled to receive from the Company any fees in his capacity as an alternate Director, except only such part (if any) of the fees payable to his appointor as his appointor may by notice in writing to the Company direct. Subject to this Article, the Company shall pay to an alternate Director such expenses as might properly have been paid to him if he had been a Director.

91 Revocation of appointment

An alternate Director shall cease to be an alternate Director:

91.1 if his appointor revokes his appointment; or

91.2 if his appointor ceases for any reason to be a Director, provided that if any Director retires but is re-appointed or deemed to be re-appointed at the same meeting, any valid appointment of an alternate Director which was in force immediately before his retirement shall remain in force; or

91.3 if any event happens in relation to him which, if he were a Director otherwise appointed, would cause him to vacate office; or

91.4 if he resigns his office by notice in writing to the Company.

DIRECTORS' REMUNERATION, EXPENSES AND PENSIONS

92 Directors' fees

The Directors (other than alternate Directors and other than any Director who for the time being is appointed to hold any employment or executive office in accordance with these Articles) shall be entitled to receive by way of fees for their services as Directors such sum as the Board, or any committee authorised by the Board, may from time to time determine (not exceeding £2,000,000 per annum in aggregate or such other sum as the Company in general meeting by ordinary resolution shall from time to time determine). Such sum (unless otherwise directed by the resolution of the Company by which it is voted) shall be divided among the Directors in such proportions and in such manner as the Board, or any committee authorised by the Board, may determine or, in default of such determination, equally (except that in such event any Director holding office for less than the whole of the relevant period in respect of which the fees are paid shall only rank in such division in proportion to the time during such period for which he holds office). Any fees payable pursuant to this Article shall be distinct from any salary, remuneration or other amounts payable to a Director pursuant to any other provisions of these Articles or otherwise and shall accrue from day to day.

93 Expenses

Each Director shall be entitled to be repaid all reasonable travelling, hotel and other expenses properly incurred by him in or about the performance of his duties as Director, including any expenses incurred in attending meetings of the Board or any committee of the Board or general

meetings or separate meetings of the holders of any class of shares or of debentures of the Company.

94 Additional remuneration

If by arrangement with the Board, or any committee authorised by the Board, any Director shall perform or render any special duties or services outside his ordinary duties as a Director and not in his capacity as a holder of employment or executive office, he may be paid such reasonable additional remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Board, or any committee authorised by the Board, may from time to time determine.

95 Remuneration of executive Directors

The salary or remuneration of any Director appointed to hold any employment or executive office in accordance with the provisions of these Articles may be either a fixed sum of money, or may altogether or in part be governed by business done or profits made or otherwise determined by the Board, or any committee authorised by the Board, and may be in addition to or in lieu of any fee payable to him for his services as Director pursuant to these Articles.

96 Pensions and other benefits

The Board, or any committee authorised by the Board, may exercise all the powers of the Company to provide pensions or other retirement or superannuation benefits and to provide death or disability benefits or other allowances or gratuities (whether by insurance or otherwise) for, or to institute and maintain any institution, association, society, club, trust, other establishment or profit-sharing, share incentive, share purchase or employees' share scheme calculated to advance the interests of the Company or to benefit, any person who is or has at any time been a Director or employee of the Company (or of any company which is (a) a holding company or a subsidiary undertaking of the Company or (b) allied to or associated with the Company or with any such holding company or subsidiary undertaking or (c) a predecessor in business of the Company or of any such holding company or subsidiary undertaking), and any member of his family (including a spouse or former spouse) and any person who is or was dependent on him. For such purpose the Board may establish, maintain, subscribe and contribute to any scheme, institution, association, club, trust or fund and pay premiums and, subject to the provisions of the Companies Acts, lend money or make payments to, guarantee or give an indemnity in respect of, or give any financial or other assistance in connection with, any of such matters. The Board may procure any of such matters to be done by the Company either alone or in conjunction with any other person. Any Director or former Director shall be entitled to receive and retain for his own benefit any pension or other benefit provided under this Article and shall not be obliged to account for it to the Company.

POWERS AND DUTIES OF THE BOARD

97 Powers of the Board

Subject to the provisions of the Companies Acts, these Articles and to any directions given by special resolution of the Company, the business of the Company shall be managed by the Board, which may exercise all the powers of the Company, whether relating to the management of the business or not. No alteration of these Articles and no such direction given by the Company shall invalidate any prior act of the Board which would have been valid if such alteration had not been made or such direction had not been given. Provisions contained elsewhere in these Articles as to any specific power of the Board shall not be deemed to limit the general powers given by this Article.

98 Powers of Directors if less than minimum number

If the number of Directors is less than the minimum for the time being prescribed by these Articles, the remaining Director or Directors shall act only for the purposes of appointing an

additional Director or Directors to make up such minimum or of convening a general meeting of the Company for the purpose of making such appointment. If there is no Director able or willing to act, any two members may summon a general meeting for the purpose of appointing Directors. Subject to the provisions of these Articles, any additional Director so appointed shall hold office only until the dissolution of the first annual general meeting of the Company following his appointment unless he is re-elected during such meeting.

99 Powers of executive Directors

The Board may from time to time delegate or entrust to and confer on any Director holding executive office (including a Chief Executive or Managing Director) such of its powers, authorities and discretions (with power to sub-delegate) for such time, on such terms and subject to such conditions as it thinks fit, and the Board may from time to time revoke, withdraw, alter or vary all or any of such powers.

100 Delegation to committees

100.1 The Board may delegate to any committee appointed by the Board (consisting of one or more Directors and (if thought fit) one or more other persons) any of its powers, authorities and discretions (including, without prejudice to the generality of the foregoing, all powers, authorities and discretions the exercise of which involves or may involve the payment of remuneration to or the conferring of any other benefit on all or any of the Directors) for such time, on such terms and subject to such conditions as it thinks fit.

100.2 Any such committee shall, unless the Board otherwise resolves, have power to sub-delegate to sub-committees any of the powers, authorities or discretions delegated to it.

100.3 A majority of the members of any committee or sub-committee shall be Directors and no resolution of a committee or sub-committee shall be effective unless a majority of those present and voting on the resolution when it is passed are Directors or alternate Directors.

100.4 The Board may confer any of its powers, authorities and discretions either collaterally with, or to the exclusion of and in substitution for, all or any of the powers, authorities and discretions of the Board in that respect and may from time to time revoke, withdraw, alter or vary any of such powers, authorities and discretions and discharge any such committee or sub-committee in whole or in part. Insofar as any power, authority or discretion is so delegated, any reference in these Articles to the exercise by the Board of such power, authority or discretion shall be construed as if it were a reference to the exercise of such power, authority or discretion by such committee or sub-committee.

100.5 The meetings and proceedings of any such committee or sub-committee consisting of more than one person shall be governed mutatis mutandis by the provisions of these Articles regulating the meetings and proceedings of the Board, so far as the same are not superseded by any regulations made by the Board under this Article 100.

101 Delegation to individual Directors

The Board may entrust to and confer upon a Director any of its powers, authorities and discretions (with power to sub-delegate) upon such terms (subject to the Companies Acts) and subject to such conditions and with such restrictions as it may decide and either collaterally with, or to the exclusion of and in substitution for, its own powers, authorities and discretions. The Board may from time to time revoke or vary any of such powers, authorities and discretions but no person dealing in good faith and without notice of the revocation or variation shall be affected by it.

102 Local management

The Board may establish any local or divisional boards or agencies for managing any of the affairs of the Company in any specified locality, either in the United Kingdom or elsewhere, and may appoint any persons to be members of such local or divisional board, or any managers or

agents, and may fix their remuneration. The Board may delegate to any local or divisional board, manager or agent so appointed any of its powers, authorities and discretions (with power to sub-delegate) and may authorise the members for the time being of any such local or divisional board, or any of them, to fill any vacancies and to act notwithstanding vacancies; and any such appointment or delegation may be made for such time, on such terms and subject to such conditions as the Board may think fit. The Board may confer such powers, authorities and discretions either collaterally with, or to the exclusion of and in substitution for, all or any of the powers, authorities and discretions of the Board in that respect and may from time to time revoke, withdraw, alter or vary all or any of such powers, authorities and discretions. Subject to any terms and conditions expressly imposed by the Board, the proceedings of any local or divisional board or agency with two or more members shall be governed by such of these Articles as regulate the proceedings of the Board, so far as they are capable of applying.

103 Power of attorney

The Board may, by power of attorney or otherwise, appoint any person or persons to be the agent of the Company and may delegate to any such person or persons any of its powers, authorities and discretions (with power to sub-delegate), in each case for such purposes and for such time, on such terms (including as to remuneration) and subject to such conditions as it thinks fit. The Board may confer such powers, authorities and discretions either collaterally with, or to the exclusion of and in substitution for, all or any of the powers, authorities and discretions of the Board in that respect and may from time to time revoke, withdraw, alter or vary any of such power, authorities and discretions.

104 Powers of delegation

The power to delegate contained in Articles 100.4, 101, 102 and 103 shall be effective in relation to the powers, authorities and discretions of the Board generally and shall not be limited by the fact that in certain Articles, but not in others, express reference is made to particular powers, authorities or discretions being exercised by the Board or by a committee authorised by the Board.

105 Associate directors

The Board may appoint any person (not being a Director) to any office or employment having a designation or title including the word "director" or attach to any existing office or employment with the Company such designation or title and may terminate any such appointment or the use of such designation or title. The inclusion of the word "director" in the designation or title of any such office or employment shall not imply that such person is, or is deemed to be, or is empowered in any respect to act as, a Director for any of the purposes of the Companies Acts or these Articles.

106 Exercise of voting power

The Board may exercise or cause to be exercised the voting power conferred by the shares in any other company held or owned by the Company, or any power of appointment to be exercised by the Company, in such manner in all respects as it thinks fit (including the exercise of the voting power or power of appointment in favour of the appointment of any Director as a director or other officer or employee of such company or in favour of the payment of remuneration to the directors, officers or employees of such company).

107 Provision for employees

The Board may exercise any power conferred on the Company by the Companies Acts[40] to make provision for the benefit of persons (including, subject to the Companies Acts[41], Directors, former Directors or shadow Directors) employed or formerly employed by the Company or any of its subsidiary undertakings (or any member of his family or any person who is dependent on

[40] Section 247 CA 2006.
[41] Section 247 CA 2006.

him) in connection with the cessation or the transfer to any person of the whole or part of the undertaking of the Company or that subsidiary undertaking.

108 Overseas registers

Subject to the provisions of the Companies Acts[42], the Board may exercise the powers conferred on the Company with regard to the keeping of an overseas branch, local or other register and may make and vary such regulations as it thinks fit respecting the keeping of any such register.

109 Borrowing powers

109.1 Subject as provided in this Article 109, the Board may exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company and, subject to the provisions of the Companies Acts[43], to create and issue debenture and other loan stock, debentures, bonds and other securities, in each case whether secured or unsecured and whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

109.2 The Board shall restrict the borrowings of the Company and exercise all voting and other rights and powers of control exercisable by the Company in respect of its subsidiary undertakings (if any) so as to procure (as regards its subsidiary undertakings in so far as it can procure by such exercise) that the aggregate principal amount at any one time outstanding in respect of money borrowed by the Group (exclusive of money borrowed by one Group company from another and after deducting cash deposited) shall not at any time, without the previous sanction of an ordinary resolution of the Company, exceed US$900,000,000.

109.3 For the purposes only of this Article 109:

(a) **cash deposited** means an amount equal to the aggregate of the amounts beneficially owned by Group companies which are deposited for the time being with any bank or other person (not being a Group company) and which are repayable to any Group company on demand or within three months of such demand, subject, in the case of amounts deposited by a partly-owned subsidiary undertaking, to the exclusion of a proportion thereof equal to the proportion of its issued equity share capital which is not attributable, directly or indirectly, to the Company;

(b) **Group** means the Company and its subsidiary undertakings from time to time;

(c) **Group company** means any company in the Group;

(d) **money borrowed** includes not only money borrowed but also the following except in so far as otherwise taken into account:

(i) the nominal amount of any issued share capital and the principal amount of any debenture or borrowings of any person, the beneficial interest in which or right to repayment to which is not for the time being owned by a Group company but the payment or repayment of which is the subject of a guarantee or indemnity by a Group company or is secured on the assets of a Group company;

(ii) the principal amount raised by any Group company by acceptances or under any acceptance credit opened on its behalf by any bank or acceptance house (not being a Group company) other than acceptances and acceptance credits relating to the purchase of goods or services in the ordinary course of trading and outstanding for six months or less;

(iii) the principal amount of any debenture (whether secured or unsecured) of any Group company owned otherwise than by a Group company;

---

42 Sections 129 to 135 CA 2006.

43 Section 738-754 CA 2006.

(iv) the principal amount of any preference share capital of any subsidiary undertaking owned otherwise than by a Group company;

(v) any fixed or minimum premium payable on final repayment of any borrowing or any other arrangement having the nature of borrowing (but any premium payable on final repayment of an amount not to be taken into account as money borrowed shall not be taken into account); and

(vi) any fixed amount in respect of a hire-purchase agreement or of a finance lease payable in either case by a Group company which would be shown at the material time as an obligation in a balance sheet prepared in accordance with the accounting principles used in the preparation of the relevant balance sheet (and for the purpose of this Article 109.3(d)(vi) **finance lease** means a contract between a lessor and a Group company as lessee or sub-lessee where substantially all the risks and rewards of the ownership of the asset leased or sub-leased are to be borne by that company and **hire-purchase agreement** means a contract of hire-purchase between a hire-purchase lender and a Group company as hirer);

but do not include:

(vii) money borrowed by any Group company for the purpose of repaying, within six months of being first borrowed, the whole or any part of any money borrowed and then outstanding (including any premium payable on final repayment) of that or any other Group company pending its application for such purpose within that period;

(viii) money borrowed by any Group company for the purpose of financing any contract in respect of which any part of the price receivable under the contract by that or any other Group company is guaranteed or insured up to an amount equal to that part of the price receivable under the contract which is so guaranteed or insured;

(ix) an amount equal to the money borrowed of any company outstanding immediately after it becomes a Group company, provided that it became a Group company during the six months preceding the calculation;

(x) an amount equal to the amount secured on an asset immediately after it was acquired by a Group company, provided that it was acquired during the six months preceding the calculation;

(xi) notwithstanding Article 114.3(e)(i)-114.3(e)(vii) (inclusive), the proportion of money borrowed by a Group company (and not owing to another Group company) which is equal to the proportion of its issued equity share capital not attributable, directly or indirectly, to the Company;

(xii) the amount of any money borrowed which is for the time being deposited with any governmental authority in any part of the world in connection with import deposits or any similar governmental scheme to the extent that the Group company making such deposit retains its interest in such deposit; and

(xiii) any sum advanced or paid to any Group company (or its agents or nominees) by customers of any Group company as unexpended customer receipts or progress payments pursuant to any contract between such customer and a Group company;

and in Articles 109.3(e)(vii)-109.3(e)(xiii) (inclusive) above references to amounts of money borrowed include references to amounts which, but for the exclusion under those sub-paragraphs, would fall to be included;

(e) **relevant balance sheet** means the latest audited consolidated balance sheet of the Group but, where the Company has no subsidiary undertakings, it means the balance sheet and profit and loss account of the Company and, where the Company has subsidiary undertakings but there are no consolidated accounts of the Group, it means

the respective balance sheets and profit and loss accounts of the companies comprising the Group;

(f) **subsidiary undertaking** means a subsidiary undertaking (within the meaning of the Companies Acts)[44] of the Company (except a subsidiary undertaking which is excluded from consolidation by virtue of the provisions of the Companies Acts)[45]; and **Group** and **Group company** and references to any company which becomes a Group company or to companies comprising the Group shall, in such a case, be construed so as to include subsidiary undertakings except a subsidiary undertaking which is excluded from consolidation as aforesaid and **equity share capital** shall be construed in relation to a subsidiary undertaking without a share capital in the same manner as "shares" are defined in relation to an undertaking without a share capital by the Companies Acts[46].

109.4 When the aggregate amount of money borrowed required to be taken into account for the purposes of this Article 109 on any particular day is being ascertained, any of such money denominated or repayable in a currency other than sterling shall be converted for the purpose of calculating the sterling equivalent either:

(a) at the rate of exchange used for the conversion of that currency in the relevant balance sheet; or

(b) if no rate was so used, at the middle market rate of exchange prevailing at the close of business in London on the date of that balance sheet; or

(c) where the repayment of such money is expressly covered by a forward purchase contract, currency option, back-to-back loan, swap or other arrangements taken out and entered into to reduce the risk associated with fluctuations in exchange rates, at the rate of exchange specified in that document;

but if the amount in sterling resulting from conversion at that rate would be greater than that resulting from conversion at the middle market rate prevailing in London at the close of business on the business day immediately preceding the day on which the calculation falls to be made, the latter rate shall apply instead.

109.5 No debt incurred or security given in respect of money borrowed in excess of the limit imposed by this Article 109 shall be invalid or ineffectual, except in the case of express notice to the lender or recipient of the security at the time when the debt was incurred or security given that the limit had been or would thereby by exceeded, but no lender or other person dealing with the Company shall be concerned to see or enquire whether such limit is observed.

PROCEEDINGS OF DIRECTORS AND COMMITTEES

110 Board meetings

Subject to the provisions of these Articles, the Board may meet for the despatch of business, adjourn and otherwise regulate its proceedings as it thinks fit.

111 Notice of Board meetings

One Director may, and the Secretary at the request of a Director shall, summon a Board meeting at any time on reasonable notice. Notice of a Board meeting shall be deemed to be properly given to a Director if it is given to him personally or by word of mouth or sent in writing to him at his last known address (or any other address given by him to the Company for that purpose). A Director may waive the requirement that notice be given to him of any Board meeting, either prospectively or retrospectively. A Director who does not supply the Company with the information necessary to ensure that he receives notice of a meeting before it takes place is deemed to have waived his entitlement to notice of such meeting.

---

44 Section 1162 CA 2006.
45 Section 405 CA 2006.
46 Section 1161 CA 2006.

112 Quorum

The quorum necessary for the transaction of business may be determined by the Board and, until otherwise determined, shall be two persons, each being a Director or an alternate Director. A duly convened meeting of the Board at which a quorum is present shall be competent to exercise all or any of the authorities, powers and discretions for the time being vested in or exercisable by the Board. Subject to these Articles, any Director who ceases to be a Director at a meeting of the Board may continue to be present and to act as a Director and be counted in the quorum until the termination of the meeting if no other Director objects and if otherwise a quorum of Directors would not be present.

113 Chairman of Board

The Board may appoint one or more of its body as Chairman or Joint Chairman and one or more of its body as Deputy Chairman of its meetings and may determine the period for which he is or they are to hold office and may at any time remove him or them from office. If no such Chairman or Deputy Chairman is elected, or if at any meeting neither a Chairman nor a Deputy Chairman is present within five minutes of the time appointed for holding the same, the Directors present shall choose one of their number to be Chairman of the meeting. In the event there are two or more Joint Chairmen or, in the absence of a Chairman, two or more Deputy Chairmen present, the Joint Chairman or Deputy Chairman to act as Chairman of the meeting shall be decided by those Directors present. Any Chairman or Deputy Chairman may also hold executive office under the Company.

114 Voting and the Chairman's casting vote

Questions arising at any meeting of the Board shall be determined by a majority of votes. In the case of an equality of votes the Chairman of that meeting shall have a second or casting vote.

115 Electronic participation in meetings

115.1 Any Director or his alternate may validly participate in a meeting of the Board or a committee of the Board by means of conference telephone or any other form of communications equipment, (provided that all persons participating in the meeting are able to hear and speak to each other throughout such meeting), by a series of telephone calls from the Chairman of the meeting or by exchange of communication in electronic form addressed to the Chairman of the meeting.

115.2 A person so participating by being present or being in telephone communication with or by exchanging communication in electronic form with those in the meeting or with the Chairman of the meeting shall be deemed to be present in person at the meeting and shall accordingly be counted in a quorum and be entitled to vote. Such a meeting shall be deemed to take place where the largest group of those participating is assembled or, if there is no group which is larger than any other group, where the Chairman of the meeting is.

115.3 A resolution passed at any meeting held in the above manner, and authenticated by the Chairman of the meeting or the Secretary, shall be as valid and effectual as if it had been passed at a meeting of the Board (or committee, as the case may be) duly convened and held.

116 Resolution in writing

116.1 A resolution in writing authenticated by (subject as otherwise mentioned in Article 116.2) all the Directors for the time being entitled to receive notice of a Board meeting (or all the members of a committee of the Board for the time entitled to receive notice of such committee meeting), shall be as valid and effective for all purposes as a resolution duly passed at a meeting of the Board (or committee, as the case may be).

116.2 Such a resolution:

(a) need not be authenticated by a Director who is prohibited by these Articles from voting thereon or whose vote would not have counted on the resolution, or by his alternate;

(b) must be authenticated by sufficient Directors to form a quorum at a Board meeting (or committee meeting);

(c) may consist of several documents in the same form each authenticated by one or more of the Directors or members of the relevant committee;

(d) need not be authenticated by an alternate Director if it is authenticated by the Director who appointed him; and

(e) if authenticated by an alternate Director, need not also be authenticated by his appointor.

117 Minutes of proceedings

117.1 The Board shall cause minutes to be made in books kept for the purpose of recording:

(a) all appointments of officers and committees made by the Board; and

(b) the names of Directors present at every meeting of the Board, of a committee of the Board, of the Company or of the holders of any class of shares or debentures of the Company, and all orders, resolutions and proceedings of such meetings.

117.2 Any such minutes, if purporting to be authenticated by the Chairman of the meeting at which the proceedings were held or by the Chairman of the next succeeding meeting or the Secretary, shall be prima facie evidence of the matters stated in such minutes without any further proof.

117.3 Any such minutes shall be retained for at least 10 years from the date of the appointment or meeting and shall be kept available for inspection in accordance with the Companies Acts[47].

118 Validity of proceedings

All acts done by a meeting of the Board, or of a committee of the Board, or by any person acting as a Director, alternate Director or member of a committee shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any person acting as aforesaid, or that such person was disqualified from holding office or had ceased to hold office or were or was not entitled to vote on the matter in question, be as valid as if such person had been duly appointed, and was duly qualified and had continued to be a Director, alternate Director or member of a committee and entitled to vote.

DIRECTORS' INTERESTS

119 Power of the Board to authorise conflicts of interest

119.1 The Board may authorise any matter (as defined in Article 119.2) proposed to it in accordance with these Articles which would, if not so authorised, involve a breach by a Director of his duty to avoid conflicts of interest under the Companies Acts.[48]

119.2 A **matter** means any matter which relates to a situation (a **relevant situation**) in which a Director has, or can have, an interest which conflicts, or possibly may conflict, with the interests of the Company (including the exploitation of any property, information or opportunity, whether or not the Company could take advantage of it, but excluding any situation which cannot reasonably be regarded as likely to give rise to a conflict of interest).

119.3 The provisions of Article 119.1 do not apply to a conflict of interest arising in relation to a transaction or arrangement with the Company.

119.4 Any such authorisation will be effective only if:

[47] Section 248 CA 2006.
[48] Section 175 CA 2006.

(a) any requirement as to quorum at the meeting at which the matter is considered is met without counting the Director in question or any other interested Director; and

(b) the matter was agreed to without their voting or would have been agreed to if their votes had not been counted.

119.5 Where authorisation is given under Article 119.1:

(a) the Board may (whether at the time of the giving of the authorisation or subsequently) make such authorisation subject to any limits or conditions it expressly imposes but otherwise it shall be given to the fullest extent permitted; and

(b) the Board may vary or terminate such authorisation at any time.

119.6 Subject to Article 119.7, a Director shall be under no duty to the Company with respect to any information which he obtains or has obtained otherwise than as a Director of the Company and in respect of which he has a duty of confidentiality to another person. In particular, the Director shall not be in breach of the general duties he owes to the Company under the Companies Acts[49] because he fails:

(a) to disclose any such information to the Board or to any Director or other officer or employee of the Company; and/or

(b) to use or apply any such information in performing his duties as a Director of the Company.

119.7 To the extent that the relationship between a Director and a person to whom he owes a duty of confidentiality gives rise to a conflict of interest or possible conflict of interest, Article 119.6 applies only if the existence of that relationship has been authorised by the Board pursuant to this Article or if Article 120 applies to the relationship.

119.8 Where the existence of a Director's relationship with another person is authorised by the Board pursuant to this Article (and subject to any limits or conditions imposed pursuant to Article 119.5(a)) or Article 120 applies to the relationship and his relationship with that person gives rise to a conflict of interest or possible conflict of interest, the Director shall not be in breach of the general duties he owes to the Company under the Companies Acts[50] because he:

(a) absents himself from meetings of the Board at which any matter relating to the conflict of interest or possible conflict of interest will or may be discussed or from the discussion of any such matter at a meeting or otherwise; and/or

(b) makes arrangements not to receive documents and information relating to any matter which gives rise to the conflict of interest or possible conflict of interest sent or supplied by the Company and/or makes arrangements for such documents and information to be received and read by a professional adviser,

for so long as he reasonably believes such conflict of interest or possible conflict of interest subsists.

119.9 The provisions of Articles 119.6, 119.7 and 119.8 are without prejudice to any equitable principle or rule of law which may excuse the Director from:

(a) disclosing information in circumstances where disclosure would otherwise be required under these Articles; or

(b) attending meetings or discussions or receiving documents and information as referred to in Article 119.8(a) or 119.8(b), in circumstances where such attendance or receiving such documents and information would otherwise be required under these Articles.

---

49 Sections 171 - 177 CA 2006.

50 Sections 171 - 177 CA 2006.

120 Interests not requiring Board authorisation

120.1 Provided that Article 120.2 is complied with, a Director, notwithstanding his office:

(a) may be a party to or otherwise be interested in any transaction or arrangement with the Company or in which the Company is otherwise interested;

(b) may hold any other office or place of profit under the Company (except that of Auditor or of auditor of a subsidiary of the Company) in conjunction with the office of Director and may act by himself or through his firm in a professional capacity for the Company, and in any such case on such terms as to remuneration and otherwise as the Board may arrange, either in addition to or in lieu of any remuneration provided for by any other Article;

(c) may be a director or other officer of, or employed by, or a party to any transaction or arrangement with or otherwise interested in, any company promoted by the Company or in which the Company is otherwise interested or as regards which the Company has any powers of appointment; and

(d) shall not be liable to account to the Company for any profit, remuneration or other benefit realised by any office or employment or from any transaction or arrangement or from any interest in any body corporate, no such transaction or arrangement shall be liable to be avoided on the grounds of any such interest or benefit nor shall the receipt of any such profit, remuneration or any other benefit constitute a breach of his duty under the Companies Acts[51] or under the law not to accept benefits from third parties.

120.2 Subject to Articles 120.3 and 120.4, a Director shall declare the nature and extent of any interest permitted under this Article at a meeting of the Directors, or, in the case of a transaction or arrangement with the Company, in the manner set out in the Companies Acts[52].

120.3 A Director need not declare an interest in the case of a transaction or arrangement with the Company:

(a) if, or to the extent that, the other Directors are already aware of the interest (and for this purpose the other Directors will be treated as aware of anything of which they ought reasonably to be aware); or

(b) if, or to the extent that, it concerns the terms of his service contract (as defined in section 227 CA 2006) that have been or are to be considered by a meeting of the Directors or by a committee of the Directors appointed for the purpose under these Articles.

120.4 A Director shall be deemed to have disclosed the nature and extent of an interest which consists of him being a director, officer or employee of any body corporate in which the Company is interested.

121 Interested Director not to vote or count for quorum

121.1 A Director shall not vote on, or be counted in the quorum in relation to, any resolution of the Board or of a committee of the Board concerning any transaction or arrangement in which he has an interest which is to his knowledge a material interest and, if he purports to do so, his vote shall not be counted, but this prohibition shall not apply if Article 121.2 applies.

121.2 Provided that the matter has been authorised pursuant to Article 119 or comes within Article 120, the Director may vote (and be counted in the quorum) in respect of any resolution concerning one of more of the following matters:

(a) any transaction or arrangement in which he is interested by means of an interest in shares, debentures or other securities or otherwise in or through the Company;

51 Section 176 CA 2006.
52 Sections 184/185 CA 2006.

(b) the giving of any guarantee, security or indemnity in respect of money lent to, or obligations incurred by him or any other person at the request of or for the benefit of, the Company or any of its subsidiary undertakings;

(c) the giving of any guarantee, security or indemnity in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(d) the giving of any other indemnity where all other Directors are also being offered indemnities on substantially the same terms;

(e) any proposal concerning an offer of shares or debentures or other securities of or by the Company or any of its subsidiary undertakings in which offer he is, or may be, entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

(f) any proposal concerning any other body corporate in which he does not to his knowledge have an interest (as the term is used in Part 22 CA 2006) in one per cent or more of the issued equity share capital of any class of such body corporate (calculated exclusive of any shares of that class in that company held as treasury shares) nor to his knowledge hold one per cent or more of the voting rights which he holds as shareholder or through his direct or indirect holding of financial instruments (within the meaning of the Disclosure and Transparency Rules) in such body corporate;

(g) any proposal relating to an arrangement for the benefit of the employees of the Company or any of its subsidiary undertakings which does not award him any privilege or benefit not generally awarded to the employees to whom such arrangement relates;

(h) any proposal concerning insurance which the Company proposes to maintain or purchase for the benefit of Directors or for the benefit of persons who include Directors;

(i) any proposal concerning the funding of expenditure for the purposes referred to in Article 153.2 *(Indemnity)* or doing anything to enable such Director or Directors to avoid incurring such expenditure; or

(j) any transaction or arrangement in respect of which his interest, or the interest of Directors generally, has been authorised by ordinary resolution.

122 Director's interest in own appointment

122.1 A Director shall not vote or be counted in the quorum on any resolution of the Board or committee of the Board concerning his own appointment (including fixing or varying the terms of his appointment or its termination) as the holder of any office or place of profit with the Company or any company in which the Company is interested. Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment or its termination) of two or more Directors to offices or places of profit with the Company or any company in which the Company is interested, such proposals may be divided and a separate resolution considered in relation to each Director. In such case each of the Directors concerned (if not otherwise debarred from voting under these Articles) shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment.

122.2 Subject to these Articles, the Board may cause the voting rights conferred by the shares in any other company held or owned by the Company or any power of appointment to be exercised in such manner in all respects as it thinks fit (including the exercise of voting rights in favour of any resolution appointing the Directors or any of them as directors or officers of the other company or in favour of the payment of remuneration to the directors or officers of the other company), and a Director may vote on and be counted in the quorum in relation to any of these matters.

123 Directors' resolution conclusive on Director's interest

If any question arises at any meeting as to a Director's interest in any transaction or arrangement to be considered by the Board, or the entitlement of any Director to vote or be counted in a quorum for the purposes of Article 121, and such question is not resolved by his voluntarily agreeing to abstain from voting or being counted in the quorum, such question shall be decided by resolution of the Directors or committee members present at the meeting, whose majority vote shall be final and conclusive except in a case where the nature or extent of the interest of the Director concerned (so far as it is known to him) has not been fairly disclosed to the Board.

124 Relaxation of provisions

Subject to the provisions of the Companies Acts[53], the Company may by ordinary resolution suspend or relax the provisions of Articles 119-123, either generally or in respect of any particular matter, or ratify any transaction not duly authorised by reason of a contravention of these Articles.

125 Definitions

For the purpose only of Articles 119-125:

a **conflict of interest** includes (without limitation) a conflict of interest and duty and a conflict of duties[54]

an **interest** means a direct or an indirect interest[55] (including, without limitation, an interest of a connected person as defined in the Companies Acts)[56] and interested shall be construed accordingly

an **interest, transaction or arrangement of which a Director is aware** includes an interest, transaction or arrangement of which that Director ought reasonably to be aware[57]

a **transaction or arrangement** includes a proposed transaction or arrangement.

AUTHENTICATION OF DOCUMENTS

126 Power to authenticate documents

Any Director, the Secretary or any person appointed by the Board for the purpose shall have power to authenticate any documents affecting the constitution of the Company and any resolution passed by the Company or the Board or any committee, and any books, records, documents and accounts relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts; and where any books, records, documents or accounts are elsewhere than at the Office the local manager or other officer of the Company having their custody shall be deemed to be a person appointed by the Board for this purpose. A document purporting to be a copy of a resolution, or an extract from the minutes of a meeting, of the Company or of the Board or any committee which is so certified shall be conclusive evidence in favour of all persons dealing with the Company that such resolution has been duly passed or, as the case may be, that any minute so extracted is a true and accurate record of proceedings at a duly constituted meeting.

[53] Sections 180, 232 and 239 CA 2006.

[54] Sections 175(7) and 176(5) CA 2006.

[55] Sections 175(1), 177(1) and 182(1) CA 2006. "indirect" is undefined but, as well as interests of a connected person, would include any interest (as member, officer or employee or otherwise) in another company.

[56] Sections 252-256 CA 2006.

[57] Sections 177(5), 177(6)(b), 182(5) and 182(6)(b) CA 2006.

SEALS

127 Safe custody

The Board shall provide for the safe custody of the Seal and of any other seal of the Company.

128 Application of Seal

128.1 The Seal shall be used only by the authority of a resolution of the Board or of a committee of the Board authorised by the Board to give such authority. The Board may determine whether any instrument to which the Seal is affixed shall be signed and, if it is to be signed, who shall sign it and by what means. The Board may also determine, either generally or in a particular case, that a signature may be dispensed with or affixed by mechanical or other means. Unless otherwise so determined:

(a) share certificates and, subject to the provisions of any instrument constituting the same, certificates issued under the Seal in respect of any debentures or other securities need not be signed and any signature may be affixed to or printed on any such certificate by any means approved by the Board; and

(b) every other instrument to which the Seal is affixed shall be signed by one Director and by the Secretary or by two Directors or by one Director in the presence of a witness who attests his signature or by such other persons as the Board or a committee of the Board shall appoint for that purpose (and, if the Secretary is a limited company, such company may nominate any person to act on its behalf).

129 Execution as a deed without sealing

Any instrument signed by one Director and the Secretary, by two Directors or by one Director in the presence of a witness who attests his signature and, in any such case, expressed to be executed by the Company shall have the same effect as if executed under the Seal, provided that no instrument which makes it clear on its face that it is intended to have effect as a deed shall be so signed without the authority of the Board or of a committee authorised by the Board in that behalf.

THE SECRETARY

130 The Secretary

130.1 Subject to the provisions of the Companies Acts[58], the Board shall appoint a Secretary or Joint Secretaries and shall have power to appoint one or more persons to be an Assistant or Deputy Secretary at such remuneration and on such terms and conditions as it thinks fit and any such person so appointed may be removed by the Board.

130.2 Any provision of the Companies Acts or of these Articles requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as, or in place of, the Secretary.

130.3 If Joint Secretaries are appointed, any provision of the Companies Acts or of these Articles requiring or authorising a thing to be done by the Secretary shall be satisfied if done by one of the Joint Secretaries.

[58] Sections 12 and 271-279 CA 2006.

DIVIDENDS AND OTHER PAYMENTS

131 Declaration of dividends

Subject to the provisions of the Companies Acts[59] and of these Articles, the Company may by ordinary resolution declare dividends to be paid to members according to their respective rights and interests in the profits of the Company. However, no dividend shall exceed the amount recommended by the Board.

132 Interim dividends

Subject to the provisions of the Companies Acts[60], the Board may declare and pay such interim dividends (including any dividend payable at a fixed rate) as appears to the Board to be justified by the profits of the Company available for distribution. If at any time the share capital of the Company is divided into different classes, the Board may pay such interim dividends on shares which rank after shares conferring preferential rights with regard to dividend as well as on shares conferring preferential rights, unless at the time of payment any preferential dividend is in arrear. Provided that the Board acts in good faith, it shall not incur any liability to the holders of shares conferring preferential rights for any loss that they may suffer by the lawful payment of any interim dividend on any shares ranking after those with preferential rights.

133 Entitlement to dividends

Except as otherwise provided by the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid but no amount paid up on a share in advance of the date on which a call is payable shall be treated for the purposes of this Article as paid up on the share. Subject as aforesaid, all dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid, but if any share is issued on terms providing that it shall rank for dividend as from a particular date, it shall rank for dividend accordingly.

134 Calls or debts may be deducted from dividends

The Board may deduct from any dividend or other money payable to any person on or in respect of a share all such sums as may be due from him to the Company on account of calls or otherwise in relation to the shares of the Company.

135 Distribution in specie

The Board may, with the authority of an ordinary resolution of the Company, direct that payment of any dividend declared may be satisfied wholly or partly by the distribution of assets, and in particular of paid up shares or debentures of any other company, or in any one or more of such ways. Where any difficulty arises in regard to such distribution, the Board may settle it as it thinks fit. In particular, the Board may:

(a) issue fractional certificates (or ignore fractions);

(b) fix the value for distribution of such assets or any part thereof and determine that cash payments may be made to any members on the footing of the value so fixed, in order to adjust the rights of members; and

(c) vest any such assets in trustees on trust for the persons entitled to the dividend.

---

59 Section 829-853 CA 2006.
60 Section 829-853 CA 2006.

136 Dividends not to bear interest

Unless otherwise provided by the rights attached to the share, no dividend or other money payable by the Company on or in respect of a share shall bear interest as against the Company.

137 Method of payment

137.1 The Company may pay any dividend, interest or other sum payable in respect of a share by direct debit, bank transfer, cheque, dividend warrant, money order or any other method (including by electronic media) as the Board may consider appropriate. In respect of shares in uncertificated form, where the Company is authorised to do so by or on behalf of the holder or joint holders in such manner as the Company shall from time to time consider sufficient, the Company may also pay any such dividend, interest or other money by means of the relevant system concerned (subject always to the facilities and requirements of that relevant system).

137.2 Every such cheque, warrant or order may be sent by post or other delivery service (or by such other means offered by the Company as the member or persons entitled to it may agree in writing) to the registered address (or in the case of a Depositary, subject to the approval of the Board, such persons and addresses as the Depositary may require) of the member or person entitled to it (or, if two or more persons are holders of the share or are jointly entitled to it by reason of the death or bankruptcy of the member or otherwise by operation of law, to the registered address of such of those persons as is first named in the Register) or to such person and such address as such member or person or persons may direct in writing. In respect of shares in uncertificated form, every such payment made by such other method as is referred to in Article 137.1 shall be made in such manner as may be consistent with the facilities and requirements of the relevant system concerned. Without prejudice to the generality of the foregoing, in respect of shares in uncertificated form, such payment may include the sending by the Company or by any person on its behalf of an instruction to the Operator of the relevant system to credit the cash memorandum account of the holder or joint holders or, if permitted by the Company, of such person as the holder or joint holders may in writing direct.

137.3 Every cheque, warrant, order or other form of payment is sent at the risk of the person entitled to the money represented by it, and shall be made payable to the person or persons entitled, or to such other person as the person or persons entitled may direct in writing. Payment of the cheque, warrant, order or other form of payment (including, in respect of shares in uncertificated form, the making of payment in accordance with the facilities and requirements of the relevant system concerned) shall be a good discharge to the Company. If any such cheque, warrant, order or other form of payment shall be, or shall be alleged to have been, lost, stolen or destroyed, the Board may, at the request of the person entitled thereto, issue a replacement cheque or warrant or order or make payment in some other form, subject to compliance with such conditions as to evidence and indemnity and the payment of out of pocket expenses of the Company in connection with the request as the Board may think fit.

137.4 Any joint holder or other person jointly entitled to a share may give an effective receipt for any dividend or other money payable in respect of such share.

137.5 The Board may, at its discretion, make provisions to enable a Depositary and/or any member as the Board shall from time to time determine to receive any duly declared dividend in a currency other than sterling. For the purposes of the calculation of the amount receivable in respect of any dividend, the rate of exchange to be used to determine the foreign currency equivalent of the amount of the dividend shall be such rate, and the payment thereof shall be on such terms and conditions, as the Board may in its absolute discretion determine.

138 Uncashed dividends

If cheques, warrants or orders for dividends or other sums payable in respect of a share sent by the Company to the person entitled thereto are returned to the Company or left uncashed on two consecutive occasions or, following one occasion, reasonable enquiries have failed to establish any new address to be used for the purpose, the Company shall not be obliged to

send any dividends or other money payable in respect of that share due to that person until he notifies the Company of an address to be used for the purpose.

139 Unclaimed dividends

All dividends, interest or other sums payable and unclaimed for a period of 12 months after having become payable may be invested or otherwise made use of by the Board for the benefit of the Company until claimed and the Company shall not be constituted a trustee in respect thereof. All dividends unclaimed for a period of 12 years after having become payable shall, if the Board so resolves, be forfeited and shall cease to remain owing by, and shall become the property of, the Company.

140 Payment of scrip dividends

140.1 The Board may, with the prior authority of an ordinary resolution of the Company and subject to the provisions set out in this Article 140 and to such terms and conditions as the Board may determine, offer to any holders of shares (excluding any member holding shares as treasury shares) the right to elect to receive shares, credited as fully paid, instead of the whole (or some part, to be determined by the Board) of any dividend specified by the ordinary resolution.

140.2 The resolution may specify a particular dividend (whether or not already declared), or may specify all or any dividends declared within one or more specified periods provided that any period so specified shall not end later than the fifth anniversary of the date of the meeting at which the said resolution is passed.

140.3 Subject as provided in this Article 140.3, the entitlement of each holder of shares to new shares shall be such that the relevant value of the entitlement shall be as nearly as possible equal to (but not greater than) the cash amount (disregarding any tax credit) of the dividend to which such holder is entitled. For this purpose "relevant value" shall be calculated by reference to the average of the middle market quotations for the shares on the London Stock Exchange, as derived from the Daily Official List, for the day on which the shares are first quoted "ex" the relevant dividend and the four subsequent dealing days, or in such other manner as the Board may determine on such basis as it considers to be fair and reasonable. A certificate or report by the Auditors as to the amount of the relevant value in respect of any dividend shall be conclusive evidence of that amount. The relevant value of the entitlement of a holder of shares to new shares may be greater than the cash amount (disregarding any tax credit) provided that before such an "enhanced" scrip dividend is offered it has been approved in advance by a special resolution of the Company.

140.4 No fractions of a share shall be allotted. The Board may make such provisions as it thinks fit for any fractional entitlements, including provisions whereby, in whole or in part, the benefit thereof accrues to the Company and/or under which fractional entitlements are accrued and/or retained, and in each case accumulated, on behalf of any member and such accruals or retentions are applied to the allotment by way of bonus to, or cash subscription on behalf of, such member of fully paid shares and/or provisions whereby cash payments may be made to members in respect of their fractional entitlements.

140.5 The Board shall, after determining the basis of allotment, notify the holders of shares in writing of the right of election offered to them, and specify the procedure to be followed and place at which, and the latest time by which, elections must be lodged in order to be effective save that, in the case of any holder of shares who has previously made, and has not revoked, an earlier election to receive shares in lieu of all future dividends, the Board shall instead send him a reminder that such election has been made, indicating how that election may be revoked in time for the next dividend proposed to be paid.

140.6 The Board may exclude from any offer any holders of shares or any shares held by a Depositary where the Board considers that the making of the offer to them or in respect of such shares would or might involve the contravention of the laws of or the requirements of any regulatory body or stock exchange or other authority in any territory or that for any other reason the offer should not be made to them or in respect of such shares.

140.7 The dividend (or that part of the dividend in respect of which a right of election has been offered) shall not be payable in cash on shares in respect of which an election has been duly made (the **elected Shares**) and instead additional shares shall be allotted to the holders of the elected Shares on the basis of allotment determined as aforesaid. For such purpose the Board may capitalise, out of any amount for the time being standing to the credit of any reserve or fund (including any share premium account or capital redemption reserve) or of any of the profits which could otherwise have been applied in paying dividends in cash, as the Board may determine, a sum equal to the aggregate nominal amount of the additional shares to be allotted on that basis and apply it in paying up in full the appropriate number of new shares for allotment and distribution to the holders of the elected Shares on that basis. A Board resolution capitalising any part of such reserve or fund or profits shall have the same effect as if such capitalisation had been declared by ordinary resolution of the Company in accordance with Article 142 *(Capitalisation of reserves)* and in relation to any such capitalisation the Board may exercise all the powers conferred on the Board by Article 142 without need of such ordinary resolution.

140.8 The additional shares so allotted shall rank pari passu in all respects with each other and with the fully paid shares in issue on the record date for the dividend in respect of which the right of election has been offered, except that they will not rank for any dividend or other distribution or other entitlement which has been declared, paid or made by reference to such record date.

140.9 The Board may terminate, suspend or amend any offer of the right to elect to receive shares in lieu of any cash dividend at any time and generally may implement any scrip dividend scheme on such terms and conditions as the Board may from time to time determine and take such other action as the Board may deem necessary or desirable from time to time in respect of any such scheme.

140.10 The Board may establish or vary from time to time a procedure for election mandates in respect of future rights of election and may determine that every duly effected election in respect of any shares shall be binding on every successor in title to the holder thereof until the election mandate is revoked following that procedure.

141 Reserves

The Board may, before recommending any dividend (whether preferential or otherwise), carry to reserve out of the profits of the Company such sums as it thinks fit. All sums standing to reserve may be applied from time to time, at the discretion of the Board, for any purpose to which the profits of the Company may properly be applied and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments as the Board thinks fit. The Board may divide the reserve into such special funds as it thinks fit, and may consolidate into one fund any special funds or any parts of any special funds into which the reserve may have been divided as it thinks fit. Any sum which the Board may carry to reserve out of the unrealised profits of the Company shall not be mixed with any reserve to which profits available for distribution have been carried. The Board may also, without placing the same to reserve, carry forward any profits which it may think prudent not to distribute.

142 Capitalisation of reserves

The Board may, with the authority of an ordinary resolution of the Company:

142.1 subject as provided in this Article, resolve to capitalise any undivided profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of any reserve or fund of the Company which is available for distribution or standing to the credit of share premium account or capital redemption reserve or other undistributable reserve;

142.2 appropriate the sum resolved to be capitalised to the holders of shares in proportion to the nominal amounts of the shares (whether or not fully paid) held by them respectively which would entitle them to participate in a distribution of that sum if the shares were fully paid and the sum

were then distributable and were distributed by way of dividend and apply such sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full new shares or debentures of the Company of a nominal amount equal to that sum, and allot the shares or debentures credited as fully paid to those holders of shares or as they may direct, in those proportions, or partly in one way and partly in the other, provided that:

(a) the share premium account, the capital redemption reserve, any other undistributable reserve and any profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up new shares to be allotted to holders of shares credited as fully paid; and

(b) where the amount capitalised is applied in paying up in full new shares, the Company will also be entitled to participate in the relevant distribution in relation to any shares held by it as treasury shares and the proportionate entitlement of the members to the distribution will be calculated accordingly;

142.3 resolve that any shares so allotted to any member in respect of a holding by him of any partly paid shares shall, so long as such shares remain partly paid, rank for dividends only to the extent that such partly paid shares rank for dividends;

142.4 make such provision by the issue of fractional certificates (or by ignoring fractions or by accruing the benefit thereof to the Company rather than to the holders of the shares concerned) or by payment in cash or otherwise as it thinks fit in the case of shares or debentures becoming distributable in fractions;

142.5 authorise any person to enter into, on behalf of all the holders of the shares concerned, an agreement with the Company providing for either:

(a) the allotment to them respectively, credited as fully paid up, of any shares or debentures to which they may be entitled on such capitalisation; or

(b) the payment up by the Company on behalf of such holders by the application thereto of their respective proportions of the reserves or profits resolved to be capitalised, of the amounts or any part of the amounts remaining unpaid on their existing shares,

in which event any agreement made under such authority shall be effective and binding on all such holders; and

142.6 generally do all acts and things required to give effect to such resolution.

143 Record dates

143.1 Notwithstanding any other provision of these Articles, but without prejudice to the rights attached to any shares and subject always to the Regulations[61], the Company or the Board may by resolution specify any date (the **record date**) as the date at the close of business (or such other time as the Board may determine) on which persons registered as the holders of shares or other securities shall be entitled to receipt of any dividend, distribution, interest, allotment, issue, notice, information, document or circular and such record date may be on or at any time before the date on which the same is paid, made, given or served or (in the case of any dividend, distribution, interest, allotment or issue) at any time after the same is recommended, resolved, declared or announced but without prejudice to the rights of transferors and transferees of any such shares or other securities in respect of the same. No change in the register of such holders after the record date shall invalidate the same.

143.2 For the purposes of determining which persons are entitled to attend or vote at a general meeting and how many votes such person may cast, the Company shall specify in the notice convening the meeting a time, being not more than 48 hours before the time fixed for the meeting, by which

[61] Regulation 41 (as amended).

a person must be entered on the register in order to have the right to attend or vote at the meeting.

143.3 When calculating the 48 hour period mentioned in this Article, no account shall be taken of any part of a day that is not a working day.

ACCOUNTS

144 Inspection of records

No member (other than a Director) shall have any right to inspect any accounting record or other document of the Company unless he is authorised to do so by statute, by order of the court, by the Board or by ordinary resolution of the Company.

145 Accounts to be sent to members

Except as provided in Article 146, a copy of the Company's Annual Accounts and Reports shall, not later than the date[62] on which the Company gives notice of the annual general meeting before which they are to be laid, be delivered or sent to every member and holder of debentures of the Company and to the Auditors and to every other person who is entitled to receive notice of general meetings. However, this Article shall not require a copy of those documents to be sent to any person who under the provisions of these Articles is not entitled to receive notices from the Company or for whom the Company does not have a current address or to more than one of the joint holders of any shares or debentures.

146 Summary financial statements

The Company may, in accordance with the Companies Acts[63] and any regulations made under them, send a summary financial statement to any member instead of or in addition to the documents referred to in Article 145. Where it does so, the statement shall be delivered or sent to the member, or made available on a website in accordance with the Companies Acts,[64] not later than the date[65] on which the Company gives notice of the annual general meeting before which those documents are to be laid.

NOTICES

147 Service of notices etc

147.1 Notwithstanding anything to the contrary in these Articles, any notice, document or information to be given, sent, issued, deposited, served, delivered or lodged (or the equivalent where it is sent in electronic form) to or by any person pursuant to these Articles (other than a notice calling a meeting of the Directors) shall be in writing and any such notice or document shall be deemed given, sent, issued, deposited, served, delivered or lodged (or the equivalent where it is sent in electronic form) to an address for the time being notified for that purpose to the person giving the notice.

147.2 Subject to the Companies Acts[66], any notice, document or information is validly sent or supplied by the Company if it is made available on a website.

147.3 Any notice, document (including, without limitation, a share certificate) or information may be supplied by the Company to a member either personally or by sending it by post or other delivery service in a prepaid envelope addressed to the member at his registered address or by leaving it at that address or by any other means authorised in writing by the member concerned or, subject to and in accordance with the Companies Acts[67], by sending it in electronic form to an address

[62] 21 clear days before the AGM - section 307 and section 307A CA 2006. 20 working days under the Combined Code.
[63] Section 426 CA 2006.
[64] Part 4 of Schedule 5 CA 2006.
[65] 21 clear days before the AGM - section 307 and section 307A CA 2006. 20 working days under the Combined Code.
[66] Part 4 of Schedule 5 CA 2006.
[67] Parts 3 and 4 Schedule 5 CA 2006

for the time being notified to the Company by the member or by making it available on a website. In the case of a member registered on an overseas branch register any such notice or document may be posted either in the United Kingdom or in the territory in which such branch register is maintained.

147.4 In the case of joint holders of a share, all notices or documents shall be given to the joint holder whose name stands first in the Register in respect of the joint holding. Notice so given shall be sufficient notice to all the joint holders. Anything agreed or specified by the first-named joint holder in respect of a joint holding shall be binding on all joint holders.

147.5 Where a member (or, in the case of joint holders, the person first named in the Register) has a registered address outside the United Kingdom but has notified the Company of an address within the United Kingdom at which notices or other documents may be given to him or, subject to and in accordance with the provisions of the Companies Acts[58], of an address to which notices or documents may be sent in electronic form, he shall be entitled to have notices or documents given or sent to him at that address, but otherwise no such member shall be entitled to receive any notice or document from the Company.

147.6 Where a document or information is sent or supplied to the Company by a person on behalf of another, the Company may require reasonable evidence of the authority of the former to act on behalf of the latter.

147.7 Any amendment or revocation of a notification given to the Company under this Article shall only take effect if in writing, authenticated by the member and on actual receipt by the Company thereof.

147.8 An electronic communication shall not be treated as received by the Company if it is rejected by computer virus protection arrangements.

147.9 If on at least two consecutive occasions the Company has attempted to send notices or documents in electronic form to an address for the time being notified to the Company by a member for that purpose and the Company is aware that there has been a failure of delivery of such notice or document, then the Company shall thereafter send notices or documents through the post to such member at his registered address or his address for the service of notices by post, in which case the provisions of Article 147.10 shall apply.

147.10 If on three consecutive occasions notices or other documents (other than any documents to which Article 137 (*Method of payment*) applies) have been sent through the post to any member at his registered address or his address for the service of notices but have been returned undelivered, such member shall not thereafter be entitled to receive notices or other documents from the Company until he shall have communicated with the Company and supplied in writing a new registered address or address within the United Kingdom for the service of notices or, subject to and in accordance with the provisions of the Companies Acts[59], an address to which notices may be sent in electronic form.

147.11 Any notification that may be given to the Company pursuant to sections 146-150 CA 2006 shall be in a form prescribed by or approved by the Board.

148 Service of notice in case of death or bankruptcy, etc

The Company may send or supply any notice or document on the person entitled to a share in consequence of the death or bankruptcy of a member or of any other event giving rise to its transmission by operation of law, by sending or delivering it in any manner authorised by these Articles for the giving of a notice or document to a member, addressed to that person by name, or by the title of the representative of the deceased or of the trustee of the bankrupt or representative by operation of law or by any like description, at the address (if any) within the United Kingdom to which notices may be sent by electronic means supplied for the purpose by the person claiming to be so entitled. Until such an address has been so supplied, any notice,

58 Schedule 5 CA 2006.
59 Schedule 5 CA 2006.

document or other communication sent or supplied to any member pursuant to these Articles in any manner in which it might have been sent or supplied if the death, bankruptcy or other event had not occurred shall, notwithstanding that the member is then dead or bankrupt or that any other event giving rise to the transmission of the share by operation of law has occurred and whether or not the Company has notice of the death, bankruptcy or other event, be deemed to have been properly served or delivered in respect of any share registered in the name of that member as sole or joint holder.

149 Evidence of service

149.1 Any notice, certificate or other document addressed to a member at his registered address or address for service in the United Kingdom shall, if sent by post, be deemed to have been served or delivered on the working day after the day when it was put in the post (or, where second-class mail is employed, on the second working day after the day when it was put in the post). Proof that an envelope containing the notice or document was properly addressed and put into the post as a prepaid letter shall be conclusive evidence that the notice was given. Any notice, certificate or other document not sent by post but delivered or left at a registered address or address for service in the United Kingdom shall be deemed to have been served or delivered on the day (or, if not a working day, the next working day) and at the time on which it was so delivered or left.

149.2 Any notice or other document addressed to a member shall, if sent using electronic means, be deemed to have been served or delivered on the day it was first sent or, if the day it is sent is not a working day, on the next working day. In proving such service or delivery it shall be conclusive to prove that the address used for the electronic communication was the address supplied for such purpose and that the electronic communication was properly dispatched by the Company, unless the Company is aware that there has been a failure of delivery of such notice or document following at least two attempts, in which case such notice or document shall be sent to the member at his registered address or address for service in the United Kingdom pursuant to Article 149.1 within 48 hours of the original electronic communication.

149.3 Any notice or other document sent or supplied by means of a website shall be deemed received by the intended recipient when the material was first made available on the website or, if later, when the recipient received, or is deemed to have received, notice of the fact that the material was available on the website.

149.4 In calculating any period for the purposes of this Article, no account shall be taken of any part of a day that is not a working day.

149.5 Any notice or other document sent by a relevant system shall be deemed to have been served or delivered when the Company (or a sponsoring system - participant acting on its behalf) sends the issuer instructions relating to the notice or document.

149.6 Any member present, either personally or by proxy, at any general meeting of the Company or at any meeting of the holders of any class of shares in the Company shall for all purposes be deemed to have received due notice of that meeting, and of the purposes for which the meeting was called.

150 Notice binding on transferees

Every person who, by operation of law, transfers or by any other means becomes entitled to a share shall be bound by any notice in respect of that share (other than a notice given by the Company pursuant to Article 32 (*Failure to disclose interests in shares*)) which, before his name is entered in the Register, has been duly given to a person from whom he derives his title.

151 Suspension of postal services

If at any time by reason of the suspension, interruption or curtailment of postal services or threat thereof within the United Kingdom the Company is or would be unable effectively to convene a general meeting by notices sent through the post, the Company need only give notice of a general meeting to those members with whom the company can communicate by electronic

means and who have provided the company with an address for this purpose. The Company shall also advertise the notice in at least one newspaper with a national circulation and such notice shall be deemed to have been given on the day when the advertisement first appears. The Company shall also make such notice available on its website from the date of such advertisement until the conclusion of the meeting or any adjournment thereof. In any such case the Company shall send confirmatory copies of the notice by post if, at least seven days prior to the meeting, the posting of notices to addresses throughout the United Kingdom again becomes practicable in the view of the Board.

DESTRUCTION OF DOCUMENTS

152 Destruction of documents

152.1 The Company may destroy:

(a) any instrument of transfer, after six years from the date on which it is registered;

(b) any dividend mandate or any variation or cancellation thereof or any notification of change of name or address, after two years from the date on which it is recorded;

(c) any share certificate, after one year from the date on which it is cancelled; and

(d) any other document on the basis of which any entry in the Register is made, after six years from the date on which an entry was first made in the Register in respect of it,

provided that the Company may destroy any such type of document at a date earlier than that authorised by this Article if a copy of such document is made and retained (whether made electronically, by microfilm, by digital imaging or by any other means) until the expiration of the period applicable to the destruction of the original of such document.

152.2 It shall be conclusively presumed in favour of the Company that every entry in the Register purporting to have been made on the basis of a document so destroyed was duly and properly made, that every instrument of transfer so destroyed was duly registered, that every share certificate so destroyed was duly cancelled, that every other document so destroyed had been properly dealt with in accordance with its terms and was valid and effective in accordance with the particulars in the records of the Company, provided that:

(a) this Article 152 shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties to it) to which the document might be relevant;

(b) nothing in this Article 152 shall be construed as imposing on the Company any liability in respect of the destruction of any such document otherwise than as provided for in this Article 152 which would not attach to the Company in the absence of this Article 152;

(c) references in this Article 152 to instruments of transfer include, in relation to uncertificated shares, instructions and/or notifications made in accordance with the relevant system relating to the transfer of such shares; and

(d) references in this Article 152 to the destruction of any document include references to the disposal of it in any manner.

INDEMNITY

153 Indemnity

153.1 Subject to the provisions of the Companies Acts[70], but without prejudice to any indemnity to which he may otherwise be entitled, every person who is or was at any time a Director or an

[70] Sections 232 - 238 CA 2006.

officer of the Company or a director or officer of an associated company (except the Auditors or the auditors of an associated company) shall be entitled to be indemnified out of the assets of the Company against all costs, charges, losses, damages and liabilities incurred by him for negligence, default, breach of duty, breach of trust or otherwise in relation to the affairs of the Company or of an associated company, or in connection with the activities of the Company, or of an associated company, as a trustee of an occupational pension scheme (as defined in section 235(6) CA 2006).

153.2 Subject to the provisions of the Companies Acts,[71] the Company may at the discretion of the Board provide any person who is or was at any time a Director or officer of the Company or a director or officer of an associated company (except the Auditors or the auditors of an associated company) with funds to meet expenditure incurred or to be incurred by him (or to enable such Director or officer to avoid incurring such expenditure) in defending any criminal or civil proceedings or defending himself in any investigation by, or against action proposed to be taken by, a regulatory authority or in connection with any application under the provisions referred to in section 205(5) CA 2006.

154 Power to insure

Subject to the provisions of the Companies Acts[72], the Board may purchase and maintain insurance at the expense of the Company for the benefit of any person who is or was at any time a Director or officer or employee of the Company or of an associated company or of any company in which the Company has an interest whether direct or indirect (excluding the Auditors or the auditors of an associated company or of a company in which the Company has an interest however direct or indirect) or who is or was at any time a trustee of any pension fund or employee benefits trust in which any employee of the Company or of any such other company or subsidiary undertaking is or has been interested indemnifying such person against any liability which may attach to him or loss or expenditure which he may incur in relation to anything done or omitted to have been done, or alleged to have been done or omitted to have been done, as a Director, officer, employee or trustee.

[71] Section 205-206 CA 2006.
[72] Section 233 CA 2006.